SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of February 2004

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.    Final Results




This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.








Contact
Stephen J Devany
Head of Corporate Communications
Tel +44 (0) 20 8877 5153
Email sdevany@tomkins.co.uk

Rollo Head / Charlotte Hepburne-Scott
Finsbury                                                   Date 26 February 2004
Tel +44 (0) 20 7251 3801

                  2003 preliminary and fourth quarter results

Notes

1. Following the change of the Group's accounting reference date from 30 April to 31 December, which was accomplished by using an eight-month accounting period from 1 May 2002 to 31 December 2002, the Group is now reporting its results on a quarterly basis in sterling under UK GAAP and in US dollars under US GAAP. Unless otherwise stated, the commentary in this announcement refers to the UK GAAP financial information.

2. Commentary on the fourth quarter results compares unaudited results extracted from the management accounts for the 91 day period from 5 October 2003 to 3 January 2004 ("Q4 2003") with unaudited results extracted from the management accounts for the 94 day period from 29 September 2002 to 31 December 2002 ("Q4 2002"). Commentary on the preliminary results compares audited results for the 368 day period from 1 January 2003 to 3 January 2004 ("2003") with unaudited pro forma results extracted from the management accounts for the 374 day period from 23 December 2001 to 31 December 2002 ("2002").

3. Around 70 per cent of the Group's businesses are based in the USA. Financial information has been translated at an average rate of GBP1=$1.6569 for Q4 2003, compared with GBP1=$1.5705 in Q4 2002, and at an average rate of GBP1= $1.6306 in the year ended 3 January 2004, compared with GBP1=$1.4984 in the year ended 31 December 2002, reflecting a 5.5 per cent and 8.8 per cent reduction in the US dollar sterling exchange rate respectively.

4. In this announcement, the term "underlying" indicates the amount has been adjusted for the effects of currency translation, acquisitions and disposals; in the case of profits, the amount is also stated before goodwill amortisation and operating exceptional items. Some figures and ratios mentioned in this announcement are not readily available from the financial information and details of how these figures and ratios have been arrived at are set out at the end of section 6 and in the Financial review)

5. The 2003 Summary Financial Statements and, where requested, the Report and Accounts will be posted to shareholders on or around 30 March 2004.

1. HIGHLIGHTS

 Q4 2003         Q4 2002                                 2003         2002
                                                                     (Pro forma)
(Unaudited)     (Unaudited)                             (Audited)    (Unaudited)
 GBPm            GBPm                                    GBPm         GBPm
     731.1           752.6      Sales                    3,150.4        3,245.4
                                Operating profit
                                before operating
                                exceptional items
                                and goodwill
                                amortisation *:
      45.6            41.1      Industrial &               189.9          181.6
                                Automotive
      10.6             9.9      Air Systems                 42.3           50.9
                                Components
      11.3            12.9      Engineered &                63.6           72.4
                                Construction
                                Products
      (6.1)           (4.2)     Central costs              (24.0)         (16.1)
      61.4            59.7      Group operating            271.8          288.8
                                profit before
                                operating
                                exceptional items
                                and goodwill
                                amortisation *
      53.4            40.1      Group operating            246.0          237.3
                                profit from
                                continuing
                                operations before
                                goodwill
                                amortisation *
      53.0            41.9      Operating profit           235.9          242.7
                                before goodwill
                                amortisation *
     (24.0)           31.9      Profit before              132.4          237.0
                                taxation
      65.7            31.4      Profit after               179.9          192.1
                                taxation
       4.9p            4.0p     Basic earnings              18.8p          20.4p
                                per share before
                                non operating
                                exceptional items
                                and goodwill
                                amortisation
       7.8p            4.1p     Basic earnings              18.5p          18.9p
                                per share
(Unaudited)     (Unaudited)                            (Unaudited)   (Unaudited)
 $m              $m                                     $m            $m
   1,172.1         1,081.6      Net sales from            4,795.3       4,451.9
                                continuing
                                operations in US
                                dollars under US
                                GAAP

      84.0            70.5      Operating income            352.1         377.4
                                from continuing
                                operations before
                                goodwill
                                amortisation and
                                impairment in US
                                dollars under US
                                GAAP


*see the end of section 6 and the financial review

* Reported sales in sterling during 2003 were down 2.9 per cent at GBP3,150.4 million; this represented an underlying increase of 4.1 per cent.
* Reported operating profit in sterling before operating exceptional items of GBP35.9 million (2002: GBP46.1 million) and goodwill amortisation in 2003 was down 5.9 per cent at GBP271.8 million; this represented an underlying increase of 2.3 per cent.
* Operating profit from continuing operations, before goodwill amortisation in 2003 of GBP11.9 million (2002: GBP10.4 million),increased to GBP246.0 million compared with GBP237.3 million in 2002.
* Industrial & Automotive produced a strong performance with underlying sales and operating profit before operating exceptional items and goodwill amortisation for the year up by 6.3 per cent and 9.9 per cent respectively.
* Air Systems Components showed strong margin recovery in the second half of the year.
* Engineered & Construction Products increased underlying sales and operating profit before operating exceptional items and goodwill amortisation for the year by 2.3 per cent and 2.6 per cent respectively.
* The effect of currency translation, particularly the weakness of the US dollar, reduced reported sales and operating profit before operating exceptional items and goodwill amortisation by GBP67.8 million and GBP0.6 million respectively in the fourth quarter and by GBP208.9 million and GBP20.2 million respectively in 2003.
* Tax credit for the year of GBP47.5 million is due to the release of GBP90.7 million from the other tax provisions following a comprehensive review of potential tax exposures of the Group.
* Maintained dividend of 12.0 pence per ordinary share.

David Newlands, Chairman, commented:

"These are satisfactory results in a year of transition. Progress has been made in the key areas of the business. We have improved the operating efficiency in our facilities, and the quality of our portfolio of businesses through some disposals and the acquisition of Stackpole in support of our hard parts strategy. Our balance sheet has been simplified and improved through the redemption of the redeemable preference shares and the longer debt profile. These developments, together with the strengthening of our management team, mean that we are well placed to make progress in 2004 given reasonable conditions in our markets and a relatively stable dollar.

Our good cash flow enables us to maintain our dividend and we anticipate reviewing the level of our dividend payments this year as and when the hoped for improvement in operating earnings comes through."

James Nicol, Chief Executive Officer, commented:

"We are satisfied with the outturn for 2003 and the platform that this year of transition has created for 2004. With significant benefits now feeding through from our restructuring activities and ongoing manufacturing improvements, we are now in a position to turn increasing attention towards organic and acquisitive growth in our core businesses. We will be continuing our drive to develop new and innovative products, while we pursue expansion opportunities in countries with dynamic growth prospects, such as China, and seek value enhancing acquisitions. Combined with an outlook that points to gradual recovery in some of our markets, Tomkins looks forward to making further progress during 2004."

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

2. CHAIRMAN'S Statement

2003 has been a year of positive change within Tomkins. We achieved a creditable financial performance at the same time as we prepared the Group for what, we hope, will be better times ahead in some of our markets. All our people have shown tremendous enthusiasm and commitment towards achieving the strategic initiatives set out in our last Report and Accounts and expanded upon by our Chief Executive, Jim Nicol, in his review. In particular, we have been focusing upon the five elements that will most impact growth in the economic value of the Group, namely the building of an entrepreneurial culture, the development of new technologies and products, achieving manufacturing excellence, expanding internationally and making value creating acquisitions.

Overview of 2003 results

In 2003, reported sales were GBP3,150.4 million (2002: GBP3,245.4 million) and operating profit (before operating exceptional items and goodwill amortisation) was GBP271.8 million (2002: GBP288.8 million). Underlying sales and underlying operating profit were up by 4.1 per cent and 2.3 per cent respectively. Operating profit from continuing operations in 2003 before goodwill amortisation increased to GBP246.0 million compared with GBP237.3 million in 2002. Operating profit from continuing operations in 2003 was GBP233.2 million (2002: GBP227.3 million).

The significant weakness of the US dollar adversely affected our reported sterling sales and operating profit (before operating exceptional items and goodwill amortisation) by GBP208.9 million and GBP20.2 million respectively.

Underlying sales in Industrial & Automotive were 6.3 per cent above 2002, demonstrating its ability to increase market share, through new product introductions and expansion in the automotive aftermarket. Underlying operating profit rose by 9.9 per cent with margin improvements arising from improved sales mix and savings from lean manufacturing and strategic manufacturing initiatives. Air Systems Components experienced only a small decrease in underlying sales despite a further decline in its major market, US commercial construction. Engineered & Construction Products generally performed well and, since the year end, we have disposed of the underperforming UK valves, taps and mixers businesses.

Operating exceptional items before taxation were GBP35.9 million (2002: GBP46.1 million). Non operating exceptional charges before taxation were GBP83.2 million (2002: non operating exceptional income of GBP4.1 million) including a GBP72.9 million charge in relation to our exit from the valves, taps and mixers businesses.

The net interest charge was GBP8.4 million (2002: net interest income of GBP0.6 million) and profit before taxation was GBP132.4 million (2002: GBP237.0 million).

A tax credit for the year of GBP47.5 million arose due to a release of GBP90.7 million from the other tax provisions following a comprehensive review of potential tax exposures of the Group. For 2004 we estimate that the effective tax rate will return to around 30 per cent.

Basic earnings per share before exceptional items and goodwill amortisation were
18.8 pence (2002: 20.4 pence) and basic earnings per share were 18.5 pence (2002: 18.9 pence).

Dividend

The Board has recommended a final dividend of 7.4 pence per ordinary share, which, together with the interim dividend of 4.6 pence per ordinary share paid on 10 November 2003, brings the total dividends for the year to 12.0 pence per ordinary share. This is the same as the total dividends paid in respect of our last twelve-month accounting period ending on 30 April 2002.

The final dividend, if approved at the Annual General Meeting, will be paid on 1 June 2004 to shareholders on the register at 30 April 2004. The Board has decided to offer the Dividend Reinvestment Plan in respect of this final dividend.

Corporate governance

We place great importance in ensuring that we have the checks and balances to provide shareholders with comfort about our long-term future. The structure of your Board ensures that we have the highest standards of corporate governance, which has been acknowledged during the year by third party commentators such as the NAPF and Euromoney. The transparency of our reporting provides shareholders with a clear understanding of the Group's results and prospects. We have a conservative financial culture that ensures our businesses operate within a structure of strong internal financial controls. Our strong balance sheet makes us resilient but at the same time flexible to take advantage of the opportunities to make value creating acquisitions.

The Board

Tony Reading, who was a director of the company from 1992, stood down from the Board on 31 December 2003. Tony, aged 60, was based in the USA and was responsible for Engineered & Construction Products, Automotive Fluid Systems, Wiper Systems and the automotive aftermarket manufacturing companies. On behalf of the Board, I would like to thank Tony for his contribution to the Group and wish him well in his future endeavours.

People

Tomkins people across all our operations have responded with great enthusiasm and commitment to the challenges placed upon them by the level of change taking place within their businesses. Their hard work and support has been crucial in achieving the progress that we have made this year and I would like to thank them for their considerable efforts.

Outlook

The measures that we have taken during the past three years to reduce costs and improve efficiency will increasingly benefit the Group during 2004. There are signs of recovery in several of our markets, particularly in the USA where the weaker dollar is expected to stimulate further the economy.

Whilst this continued weakness of the US dollar will affect our reported sterling earnings, we expect a good improvement in the underlying performance of the Group during 2004.

3. Chief Executive's statement

During 2003 we have made considerable progress in a number of areas:

* We outperformed most of our principal markets.
* We continued our investment in manufacturing excellence through our programme of strategic manufacturing initiatives and lean manufacturing.
* We initiated further investment in Asia and China building on our global reach.
* We acquired Stackpole to enhance further our position in the rapidly growing outsourced market for automotive powertrain systems and components and have since invested to expand capacity to meet the growing demand in that business.
* We continued to encourage the development of an entrepreneurial culture with a focus on growth in value.
* We progressed the disposals of non-core businesses.
* We achieved underlying growth in sales and operating profit.

Our principal objective must be to achieve long term sustainable growth in the intrinsic economic value of Tomkins through strategic development of our businesses. Through effective communication to the financial markets, this translates into growth in equity value for our shareholders.

We see the main drivers for growth in the intrinsic value as:

* profitable growth in sales in our chosen markets;
* increasing the cash margin;
* investing in areas of the Group where we can earn an after tax return in excess of our weighted average cost of capital; and
* improving our competitive advantage through technology and innovation.

All our businesses recognise the need for growth and are pursuing strategies aimed at maximising their potential. We have previously outlined our plans to develop three of our business areas where we see the greatest potential for long term growth in value: the automotive powertrain, the industrial and automotive aftermarket and Air Systems Components.

Automotive powertrain

The automotive powertrain, which consists of the engine, transmission and related accessories, is currently a $150 billion global market, of which only $30 billion or 20 per cent is currently outsourced by automotive original equipment manufacturers ("AOEs") to third party suppliers like Tomkins. This compares with around 60 per cent for the rest of the vehicle.

The AOEs are seeking to reduce their cost base by outsourcing more of the powertrain and are embracing new technologies and production techniques that are being developed by suppliers. At the same time, global automotive production is increasing and the overall value of the powertrain is rising due to ever stricter emission regulations and consumer demands for performance and economy. These factors combine to create a significant increase in the size of the market for outsourced powertrain components and systems. Through Gates and our recent acquisition of Stackpole, Tomkins is already a major player in this market and we intend to participate fully in this future growth.

Industrial and automotive aftermarket

The Group already has a significant position in the North American industrial and automotive aftermarket, supplying products such as accessory drive and synchronous belts, tensioners, wipers, high-pressure hydraulic hoses and connectors and other automotive accessories. We are building upon this strength by increasing sales of new products, adding third party produced products and further developing our rapidly growing presence in Europe and Asia.

Air Systems Components

Our Air Systems Components businesses are already the US market leaders in air handling products for the commercial and residential markets. As well as participating in the anticipated recovery in the US commercial construction market, we are seeking to make bolt-on acquisitions that add new products or markets to our existing US businesses and to expand internationally, particularly in Asia where we are in discussions with a major US customer on a co-operative marketing effort.

Our five pervasive themes that encapsulate the drivers that I believe will lead to growth in intrinsic economic value are:

Building an entrepreneurial culture

We have introduced a new management incentive scheme that more closely aligns the interests of management with those of shareholders. The new scheme bases bonuses upon a percentage of "Bonusable Profit", which is based upon operating profit, less tax, and a charge for the capital invested in their business (based upon the Group's weighted average cost of capital). This moves individual managers' focus from performance measurement against an arbitrary annual budget to the absolute performance of their business and year on year improvement. Salaries are fixed in real terms and bonuses will only rise if absolute performance improves. The scheme included around 30 senior managers during 2003 and has been extended to approximately 50 additional individuals for 2004.

Developing leading-edge, innovative products

All our businesses realise that product innovation is key to maintaining the competitive advantage that allows them to grow their businesses and progress in this area is monitored closely on a quarterly basis. Examples include the following:

* In Industrial & Automotive, the electromechanical drive "stop-start" technology using our patented belts and tensioners goes into production this year with a major European car manufacturer. This has also attracted considerable interest from other manufacturers across the world.

* In Air Systems Components, Lau's proprietary PropSound software helps fan designers to minimise noise, placing us at the leading edge of this increasingly important point of differentiation in the commercial market.

* In Engineered & Construction Products, Dexter Axle has had great success with its electro-hydraulic actuator, which significantly improves trailer braking distances and reduces the risk of jack-knifing.

Achieving manufacturing excellence

Our aim is to be the lowest cost producer of quality products through excellence in manufacturing. We will achieve this through strategic manufacturing initiatives ("SMIs"), which address the location of manufacturing activities and lean manufacturing, which makes the manufacturing processes more efficient.

We are reaching the end of a three-year programme of SMIs, having accelerated a number of projects during 2003. Since the start of the programme, we have consolidated facilities, moving production to optimal locations. Projects undertaken during 2003 were the closure of the Elizabethtown, Kentucky transmission belt plant and the transfer of its production to other US plants, the relocation of transfer hose production from two plants in the USA to a plant in Cohisa, Mexico and the second phase of the reorganisation of our Wiper Systems operations in Europe, following the recently completed closure of the Dunstable plant in the UK. The overall investment of around GBP200 million in operating costs and capital expenditure during the past three years has resulted in annual cost savings of the order of GBP50 million.

A significant exercise for the staged implementation of lean manufacturing is taking place across all our facilities. During 2003, we estimate that we have saved around GBP25.1 million in operating costs and these savings are in addition to the significant benefits arising from reduced inventory levels, the release of manufacturing space and the freeing up of machine capacity.

Expanding our global position

Some developing countries such as China are expected to experience growth rates during this decade well above those achievable in the developed world. For example, China is expected to become the third largest car manufacturer in 2005, overtaking countries such as Germany and South Korea. We already lead the Chinese market for transmission belts and, together with our partner, we are making a GBP50 million investment over the next three years to create a second production plant. Commercial construction in China will grow significantly, driven in part by the Olympic Games in Beijing in 2008, and our Air Systems Components businesses are working to establish a larger presence in this market. Several of our other businesses are seeking expansion in Asia, both as a market for their products and as a lower cost source of product.

Making value creating acquisitions

Our financial strength enables us to supplement organic growth with acquisitions in our areas of business focus. Stackpole, which brought us expertise in powder metal and engineered components for powertrain, is an example of what we look for when assessing acquisitions, namely, the ability to achieve double digit growth and double digit margins, proprietary technology, good management and, above all, the ability to create value. We continue to look to make further acquisitions in Powertrain, Air Systems Components and Aftermarket.

Market outlook

Overall, our main markets are expected to show some improvements in 2004.

The global industrial and automotive aftermarket, our most profitable market (around 27 per cent of Group sales), is expected to show further modest growth in 2004 but we expect to outperform that market through new product introductions and geographical expansion.

According to CSM, a leading industry forecaster, the global automotive original equipment market (around 24 per cent of Group sales) is expected to grow in 2004 by 4.7 per cent to 59.3 million units, with modest growth in North America and Europe and 16.1 per cent growth in Asia.

The US commercial construction market (around 10 per cent of Group sales) has experienced a significant decline since its peak in 2000 but is forecast to grow by around 2 per cent in 2004.

The US residential construction market (around 11 per cent of Group sales), which measured by new housing starts grew by 8.4 per cent in 2003, is forecast by the National Association of Home Builders to show a modest decline of 3.2 per cent in 2004 but will remain at what are historically high levels.

The actions that we have taken will ensure that we will be a much better company in 2004 than we were last year. If our markets perform as forecast, our ability to outperform our competitors should ensure that we achieve good underlying growth in performance during 2004.


4. OPERATING REVIEW

Industrial & Automotive

                     Q4 2003        Q4 2002           2003            2002
                     GBPm           GBPm              GBPm            GBPm
                                                                     (Pro forma)
                    (Unaudited)    (Unaudited)       (Audited)       (Unaudited)
Sales
Powertrain               220.6          189.9           890.5             797.0
Fluid Power               68.6           74.2           307.3             326.3
Wiper                     70.7           74.8           284.1             282.7
Systems
Fluid                     57.1           50.3           221.8             215.6
Systems
Other                     56.9           78.0           273.5             327.1
Total sales              473.9          467.2         1,977.2           1,948.7
Operating                 45.6           41.1           189.9             181.6
profit (1)
Operating                  9.6%           8.8%            9.6%              9.3%
margin (1)
Average net                                             784.6             784.5
operating
assets (2)
Return on                                                24.2%             23.1%
average net
operating
assets (1)
Return on                                                 8.2%              8.9%
average
invested
capital (3)
Capital                                                 111.0             119.0
expenditure
Depreciation                                             90.8              85.6
Cash                                                    156.0             241.9
generation (4)
Employees                                              23,692            20,990
(number)

(1) Before operating exceptional items and goodwill amortisation (see the end of section 6 and the financial review)
(2) Excluding goodwill
(3) Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release
(4) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Powertrain (which comprises Power Transmission and Stackpole), Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition, the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stackpole, Stant, Schrader and Trico.

We have made a significant investment in restructuring our Industrial & Automotive group during the past three years and we are now beginning to see the benefits coming through. The group achieved another strong performance in 2003 reflecting the resilience of our businesses, their global reach and their success at product innovation and improved manufacturing efficiency. Against a background of overall flat original equipment, aftermarket and replacement markets, underlying sales and operating profit before operating exceptional items and goodwill amortisation increased by 6.3 per cent and 9.9 per cent respectively. Operating exceptional items amounted to GBP20.7 million arising from the implementation of strategic manufacturing initiatives.

In automotive original equipment, North American and Western European production fell by 2.9 per cent and 3.4 per cent respectively in 2003 while, in the rest of the world, production increased by 6.7 per cent. The automotive aftermarket across the world generally remained at levels similar to 2002, although there were some notable exceptions such as the strong growth in the Chinese market. Sales of industrial original equipment and replacement products remained at low levels with little improvement in demand from the construction, agriculture and mining markets.

Powertrain

(Sales: 2003 GBP890.5m; 2002 GBP797.0m)
* Underlying sales increased by 7.4 per cent
* Underlying operating profits increased by 8.4 per cent

Within Powertrain, Power Transmission recorded a very strong performance, reflecting market share gains driven by product innovation and the operational benefits arising from strategic manufacturing initiatives and lean manufacturing. It also produced good growth in the aftermarket, particularly in Europe where sales rose by 10.0 per cent.

Notable new business wins during the year included our first QMT Micro-V(R) belt, a moulded front end accessory drive belt with exceptional noise and efficiency characteristics which will go into production in July 2004 in North America. We also received our first order for the Electro-Mechanical Drive stop-start system, which will go into production with a major European car manufacturer later this year. Amongst the many awards received by Power Transmission during the year, our Asian operations gained the Honda Technology Award and our North American businesses were made "GM Supplier of the Year" for the second year running.

As part of its focus upon broadening its geographic reach, Power Transmission has begun the construction of a new facility in Suzhou, China. The existing facility, which opened in 1997 and has been expanded twice, is now running at full capacity. The GBP50 million investment, in conjunction with our partner, will create production capacity for the industrial market and the existing facility will then focus exclusively on the automotive market. Escalating foreign direct investment, transplant manufacturing and high GDP growth are driving the rapid development of the Chinese industrial and automotive markets. 2003 was a record year for Chinese automotive demand, and sales are expected to double by 2005 and to triple by 2010. Tomkins, the leading player in the Chinese power transmission sector, is ideally placed to benefit from this substantial growth.

The integration of Stackpole, acquired in June 2003, has progressed well and it has recently begun construction of two new facilities required to fulfil new business awarded prior to acquisition. New business gains since acquisition have amounted to Cdn$16 million per annum and a further Cdn$96 million per annum of near booked business is awaiting final order confirmation, including transmission oil pumps, variable valve timing components and transmission modules. Operating margins in Q4 2003 returned to double digits following the effect of the power outage in North America in August, adverse product mix within its automotive gear business and the loss of the protection of currency hedges against the weak dollar as these were marked-to-market when Stackpole was acquired. Going forward, the business continues to invest to support its pipeline of over Cdn$500 million of business under development and quotation.

Fluid Power

(Sales: 2003 GBP307.3m; 2002 GBP326.3m)
* Underlying sales increased by 3.2 per cent
* Underlying operating profits declined by 14.3 per cent

Fluid Power had a difficult year with low levels of activity in its main markets for construction, mining and agricultural equipment. Although it achieved a small increase in underlying sales, profitability was affected by a weak performance by its European operations. However the business will begin to benefit from recent restructuring in North America and Europe. There are also signs that activity in some of its markets is improving with order levels from North American construction and agricultural equipment manufacturers and distributors increasing markedly towards the end of the year.

Wiper Systems
(Sales: 2003 GBP284.1m; 2002 GBP282.7m)
* Underlying sales increased by 8.2 per cent
* Underlying operating profits increased by 52.6 per cent

Wiper Systems produced a strong result driven by market share gains and a good performance in the automotive aftermarket. In particular, the range of aftermarket Teflon blades has been well received in both the USA and Europe and new platform wins have helped to improve original equipment margins. The consolidation of its manufacturing base continued with the closure of the plant in Buffalo, New York State with the transfer of activity to our existing facilities in Texas and Mexico, where all rubber extrusion is now concentrated. In Europe, an improved aftermarket performance was offset in part by the effect of production problems at the Pontypool facility in the UK.

Fluid Systems
(Sales: 2003 GBP221.8m; 2002 GBP215.6m)
* Underlying sales increased by 9.5 per cent
* Underlying operating profits increased by 6.9 per cent

Schrader Electronics maintained its global market leadership in remote tyre pressure monitoring systems with sales up by over two thirds compared with 2002. In order to meet the ramp up of demand for its products, it is constructing a new facility in Northern Ireland, with production due to commence in May 2004. The pipeline of new products and new technology, such as wireless auto location and the snap-in sensor continues to grow, providing Schrader Electronics with an innovative edge over its competition.

The group is also a leader in fuel vapour management systems required to meet increasingly stringent emission regulations across the world. Stant recently maintained its position as principal supplier of fuel closure caps to Ford with a new design that meets all present and anticipated legislation in the US and Europe. The team responsible for this product received our Charles C Gates Award as recognition for product innovation.

Other Industrial & Automotive sales
(Sales: 2003 GBP273.5m; 2002 GBP327.1m)

These businesses manufacture a range of products mainly for the automotive aftermarket. Lower sales reflected the disposal of Gates Formed-Fibre earlier in the year. Underlying sales and operating profit were ahead of last year.

Air Systems Components
                     Q4 2003        Q4 2002           2003            2002
                     GBPm             GBPm                GBPm              GBPm
                                                                     (Pro forma)
                    (Unaudited)    (Unaudited)       (Audited)       (Unaudited)
Sales                    101.3          112.7           447.9             500.4
Operating                 10.6            9.9            42.3              50.9
profit (1)
Operating                 10.5%           8.8%            9.4%             10.2%
margin (1)
Average net                                             120.4             139.3
operating
assets (2)
Return on                                                35.1%             36.5%
average net
operating
assets (1)
Return on                                                 8.7%             10.8%
average
invested
capital (3)
Capital                                                   8.6              14.2
expenditure
Depreciation                                             17.2              19.1
Cash                                                     55.4              66.9
generation (4)
Employees                                               6,933             6,427
(number)

(1) Before operating exceptional items and goodwill amortisation (see the end of section 6 and the financial review)
(2) Excluding goodwill
(3) Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release
(4) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning ("HVAC") market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

The US commercial and industrial construction market, which represents around 60 per cent of Air Systems Components ("ASC") sales, declined by around 6.1 per cent and is now some 28 per cent below its peak in 2000. US residential construction, around 40 per cent of ASC sales, remained buoyant throughout the year and finished 8.6 per cent ahead of 2002. Compared with the same period last year, ASC underlying sales and operating profits before operating exceptional items and goodwill amortisation declined by 1.8 per cent and 9.6 per cent respectively.

Results for the first half of the year were affected by additional costs incurred in maintaining supply to customers during the closure and subsequent transfer of production from five facilities to other plants within the group. However with these problems behind it, operating margins returned to double-digit levels in the second half.

ASC continued to reduce its cost base through the group wide implementation of lean manufacturing. During 2003, this has resulted in freeing up sufficient capacity to enable it to close its Junction City facility in December and to announce that a further facility will be closed in 2004. These closures gave rise to operating exceptional items of GBP4.1 million during the year.

Significant and high profile new business gained during the year include Titus's contract for Visteon Village, Detroit, Miami International Airport and a major headquarters building in the United Arab Emirates. Ruskin Air Management is currently working with the design team on London Heathrow's Terminal 5. Talks are progressing with a major customer to enable ASC to increase its penetration into the rapidly growing Chinese commercial construction market.

Engineered & Construction Products


                     Q4 2003        Q4 2002           2003            2002
                     GBPm           GBPm              GBPm            GBPm
                                                                     (Pro forma)
                    (Unaudited)    (Unaudited)       (Audited)       (Unaudited)

Sales
Lasco                     45.7           54.9           221.8             259.6
Philips Doors             34.0           34.4           150.1             158.2
& Windows
Material                  24.9           23.3           101.1              99.0
Handling
Dexter Wheels             36.9           36.1           175.2             185.8
& Axles
Valves, Taps &            14.4           24.0            77.1              93.7
Mixers
Total sales              155.9          172.7           725.3             796.3
Operating                 11.3           12.9            63.6              72.4
profit (1)
Operating                  7.2%           7.5%            8.8%              9.1%
margin (1)
Operating                 10.9           11.0            63.3              67.0
profit
excluding
discontinued
operations (1)

Operating                  7.7%           7.5%           9.8%               9.5%
margin
excluding
discontinued
operations (1)
Average net                                            177.5              224.0
operating
assets (2)
Return on                                               35.8%              32.3%
average net
operating
assets (1)
Return on                                               12.8%              14.2%
average
invested
capital (3)
Capital                                                 20.7               19.6
expenditure
Depreciation                                            22.7               24.1
Cash                                                    73.6              101.5
generation (4)
Employees                                              8,638              9,161
(number)

(1) Before operating exceptional items and goodwill amortisation (see the end of section 6 and the financial review)
(2) Excluding goodwill
(3) Before operating exceptional items and goodwill amortisation and after tax excluding the exceptional tax release
(4) Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and a low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

In mixed markets, Tomkins Engineered & Construction Products group gradually improved its overall performance during the year with underlying sales and operating profits from continuing operations up by 2.1 per cent and 4.5 per cent respectively.

Lasco
(Sales: 2003 GBP221.8m; 2002 GBP259.6m)
Overall, Lasco's underlying sales were slightly down on last year. Lasco Bathware performed well in the residential construction market and, although sales were down on last year, it made significant progress in replacing sales lost when a key original equipment customer decided to exit the business earlier in the year. Lasco Fittings achieved sales similar to last year but margins were reduced by further rises in PVC raw material prices, which it was unable to pass on in full to customers.

Philips Doors & Windows
(Sales: 2003 GBP150.1m; 2002 GBP158.2m)

Philips produced an increase in underlying sales of 4.5 per cent with strong growth in sales to the residential construction market more than compensating for a further decline in manufactured housing and, for the first time, residential construction became its largest market segment.

Material Handling
(Sales: 2003 GBP101.1m; 2002 GBP99.0m)
Material Handling saw a return to profit on an increase in underlying sales of
7.2 per cent. Better order intake and improved contract margins as well as the lower fixed costs due to a plant closure in the previous year all contributed to the turnaround in performance.

Dexter Wheels & Axles
(Sales: 2003 GBP175.2m; 2002 GBP185.8m)
Dexter produced another very good performance with underlying sales up 3.9 per cent. Increased demand in the industrial and utility and recreational vehicle markets more than offset a significant decline in manufactured housing.

Valves, Taps and Mixers
(Sales: 2003 GBP77.1m; 2002 GBP93.7m)
During the year, Milliken Valve Co Inc. was sold for GBP4.5 million and the business and assets of Cobra were sold for GBP7.4 million. Since the year end, the remaining valves, taps and mixers businesses, Hattersley Newman Hender and Pegler, were sold for GBP13.0 million before expected additional costs. The businesses have been treated as discontinued in the financial information.

5. FINANCIAL REVIEW

Accounting reference date
The Company's year end was changed to the end of December during 2002, which resulted in an eight month period being reported in the comparative period. To assist in the comparison of accounting periods we have presented in the 2003 financial information, we have included an unaudited pro forma profit and loss account for the twelve-month period ended 31 December 2002. The commentary below compares the twelve-month period ended 3 January 2004 with this unaudited pro forma financial information.

Financial results
Movements in exchange rates, our costs associated with our SMIs and acquisitions and disposals affect sales and operating profits.

Around 70 per cent of the Group's businesses are US dollar denominated and so the weakening of the dollar in the year has reduced our turnover and operating profit when translated into sterling. For 2003, the US dollar denominated results were translated at an average rate of GBP1=$1.6306 compared with GBP1= $1.4984 for 2002, which represents an 8.8 per cent reduction in the US dollar to sterling exchange rate. In Q4 2003, the US dollar denominated results were translated at an average rate of GBP1=$1.6569 compared with GBP1=$1.5705 in Q4 2002, which represents a 5.5 per cent reduction in the US dollar to sterling exchange rate.

Our significant investment in SMIs includes abnormal costs, which we charge against the operations as operating exceptional items and so we have highlighted these to ensure the underlying performance is not distorted. We have also highlighted the impact of acquisitions and disposals. The tables presented below aid understanding of the impact of these factors on the financial performance of the Group and our divisions.

A: Year ended 3 January 2004


Group                                                                                                GBP million
               Sales          (1)Operating
                                 profit before     (1)Operating                      (1)Operating
                                 operating          profit before                       profit after
                                 exceptional items  operating         Operating         operating
                                 and central        exceptional       exceptional       exceptional
                                 costs              items             items             items
                        Change            Change            Change            Change                    Change
2002           3,245.4             304.9             288.8             (46.1)                    242.7
(un
audited
proforma)
Exchange        (208.9)            (20.2)            (20.2)              3.3              (16.9)
rate
effect
Disposals        (72.5)             (7.7)             (7.7)                -               (7.7)
               2,964.0             277.0             260.9             (42.8)
Acquisitions      65.0    2.2%       5.0   1.8 %       5.0    1.9%         -       -        5.0
Restructuring        -      -          -     -           -       -       6.9    16.1%       6.9
charges
Underlying
change
Continuing       120.1    4.1%      15.0   5.4 %      7.1     2.7%         -       -        7.1
Operations
Discontinued       1.3      -       (1.2) (0.4)%     (1.2)   (0.4)%        -       -       (1.2)
Operations

                                                                                                  (6.8)  (2.8)%
2003           3,150.4             295.8             271.8   (35.9)                              235.9


Industrial & Automotive                                                                         GBP million

                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                        Change

2002               1,948.7                181.6                (36.3)                        145.3
(unaudited pro
forma)
Exchange rate       (110.1)               (11.5)                 2.6                 (8.9)
effect
Disposals            (39.9)                (1.9)                   -                 (1.9)
                   1,798.7                168.2                (33.7)
Acquisitions          65.0     3.6%         5.0     3.0%           -       -          5.0
Restructuring            -       -            -       -         13.0    38.6%        13.0
charges
Underlying           113.5     6.3%        16.7     9.9%           -       -         16.7
change
                                                                                             23.9   16.4%
2003               1,977.2                189.9                (20.7)                       169.2
(1) Before goodwill amortisation

Air Systems Components                                                                          GBP million
                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                       Change

2002                500.4                 50.9                (8.2)                         42.7
(unaudited
pro forma)
Exchange rate       (44.3)                (4.1)                0.6                   (3.5)
effect
                    456.1                 46.8                (7.6)
Restructuring           -       -            -       -         3.5     46.1%          3.5
charges
Underlying           (8.2)   (1.8)%       (4.5)   (9.6)%         -        -          (4.5)
change
                                                                                             (4.5)   (10.5)%
2003                447.9                 42.3                (4.1)                          38.2

Engineered & Construction Products                                                              GBP million

                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                       Change
2002               796.3                 72.4                 (1.6)                          70.8
(unaudited
pro forma)
Exchange rate      (54.5)                (4.6)                 0.1                  (4.5)
effect
Disposals          (32.6)                (5.8)                   -                  (5.8)
                   709.2                 62.0                 (1.5)
Restructuring          -        -           -      -          (9.6)  (640.0)%       (9.6)
charges
Underlying
change
Continuing          14.8      2.1%        2.8     4.5 %          -        -          2.8
activities
Discontinued         1.3      0.2%       (1.2)   (1.9)%          -        -         (1.2)
activities
                                                                                            (18.3)  (25.8)%
2003               725.3                 63.6                (11.1)                          52.5


Central Costs                                                                       GBP million

                    (1)Operating                                         (1)Operating
                       profit before                                        profit after
                       operating               Operating                    operating
                       exceptional             exceptional                  exceptional
                       items                   items                        items
                                  Change                  Change                       Change
2002                   (16.1)                      -                        (16.1)
(unaudited
pro forma)
Underlying              (7.9)      (49.1)%         -       -                 (7.9)     (49.1)%
change
2003                   (24.0)                      -                        (24.0)


B: Three months ended 3 January 2004 (Unaudited)

Group                                                                                                GBP million
               Sales          (1)Operating
                                 profit before     (1)Operating                      (1)Operating
                                 operating          profit before                       profit after
                                 exceptional items  operating         Operating         operating
                                 and central        exceptional       exceptional       exceptional
                                 costs              items             items             items

                        Change            Change            Change            Change                    Change

Q4 2002        752.6              63.9              59.7              (17.8)                      41.9
Exchange rate  (67.8)             (0.6)             (0.6)               1.5             0.9
effect
Disposals      (24.6)             (1.8)             (1.8)                 -            (1.8)
               660.2              61.5              57.3              (16.3)
Acquisitions    29.7     4.5%      3.2      5.2%     3.2      5.6%        -       -     3.2
Restructuring      -       -         -        -        -                7.9    48.5%    7.9
charges
Underlying
change
Continuing      41.9     6.3%      3.3      5.4%     1.4      2.4%        -       -     1.4
operations
Discontinued    (0.7)   (0.1)%    (0.5)    (0.8)%   (0.5)    (0.9)%       -       -    (0.5)
operations
                                                                                                  11.1   26.5%
Q4 2003        731.1              67.5              61.4               (8.4)                      53.0
(1) Before goodwill amortisation



Industrial & Automotive                                                                         GBP million

                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                       Change

Q4 2002            467.2                 41.1                (15.6)                        25.5
Exchange rate      (36.9)                 0.8                  1.5                 2.3
effect
Disposals          (14.3)                (0.5)                   -                (0.5)
                   416.0                 41.4                (14.1)
Acquisitions        29.7     7.1%         3.2     7.7%           -       -         3.2
Restructuring          -       -            -       -          7.5    53.2%        7.5
charges
Underlying          28.2     6.8%         1.0     2.4%           -       -         1.0
change
                                                                                           13.5     52.9%
Q4 2003            473.9                 45.6                 (6.6)                        39.0

Air Systems Components                                                                          GBP million

                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                       Change
Q4 2002            112.7                  9.9                 (2.5)                         7.4
Exchange rate      (14.0)                (0.9)                 0.1                (0.8)
effect
                    98.7                  9.0                 (2.4)
Restructuring          -        -           -        -         1.2     50.0%       1.2
charges
Underlying change    2.6      2.6%        1.6     17.8%          -        -        1.6
                                                                                            2.0    27.0%
Q4 2003            101.3                 10.6                 (1.2)                         9.4

Engineered & Construction Products                                                              GBP million

                                      (1)Operating                              (1)Operating
                                         profit before                             profit after
                                         operating            Operating            operating
                                         exceptional          exceptional          exceptional
                  Sales                  items                items                items
                            Change               Change               Change                       Change
Q4 2002            172.7                 12.9                  0.3                         13.2
Exchange rate      (16.9)                (0.5)                (0.1)                (0.6)
effect
Disposals          (10.3)                (1.3)                   -                 (1.3)
                   145.5                 11.1                  0.2
Restructuring          -       -            -       -         (0.8)  (400.0)%      (0.8)
charges
Underlying change
Continuing          11.1     7.6          0.7     6.3 %          -       -          0.7
operations
Discontinued        (0.7)   (0.5)        (0.5)   (4.5)%          -       -         (0.5)
operations
                                                                                           (2.5)   (18.9)%
Q4 2003            155.9                 11.3                 (0.6)                        10.7



Central Costs                                                                       GBP million

                    (1)Operating                                         (1)Operating
                       profit before                                        profit after
                       operating               Operating                    operating
                       exceptional             exceptional                  exceptional
                       items                   items                        items
                                  Change                  Change                       Change

Q4 2002                (4.2)                      -                         (4.2)
Underlying change      (1.9)      (45.2)%         -                         (1.9)      (45.2)%
Q4 2003                (6.1)                      -                         (6.1)
(1) Before goodwill amortisation


In January 2004 we disposed of the remaining businesses within our valves, taps and mixers business segment. To identify the impact of the results of the business in 2003 we have separately identified the sales and results of discontinued businesses in the profit and loss account.

Margins

Overall the Group's operating margin before operating exceptional items and goodwill amortisation was 8.6 per cent. This compares with 8.9 per cent in the comparable period.

Goodwill

Goodwill amortisation in the year amounted to GBP11.9 million (2002: GBP10.4 million), with the increase being attributable to the acquisition of Stackpole. During the year goodwill amortisation relating to disposals amounted to GBP29.9 million, all of which was previously written off to reserves. Goodwill relating to past acquisitions, which has been written off to reserves, amounts to GBP1,054.8 million.

Operating exceptional items

Operating exceptional items are separately disclosed in notes 1 and 2 to the financial information. These are costs relating to SMIs which are charged in arriving at operating profit but which are nevertheless abnormal in nature in that they relate to costs associated with major restructuring initiatives of the Group.

The table below sets out the profit and cash effect of the projects in 2003.


               2003                                         Best estimate for 2004
                              Cash flow                                    Cash flow

               Operating                                    Operating
               exceptional    One off        Capital        exceptional    One off        Capital
               items          costs          expenditure    items          costs          expenditure
               GBP million    GBP million    GBP million    GBP million    GBP million    GBP million
Projects in
progress in
2002 and
prior:
Industrial &         4.5           10.2            27.5             -            2.9            5.1
Automotive
Air Systems          1.5            3.0             0.2             -            2.6              -
Components
Engineered &           -            0.6               -             -              -              -
Construction
Products

Projects
started in
2003:
Industrial &        16.2           14.4             2.2           15.2          10.6            3.8
Automotive
Air Systems          2.6            2.4               -              -             -              -
Components
Engineered &        11.1            3.7               -              -           0.2              -
Construction
Products

Total Group         35.9           34.3            29.9           15.2          16.3            8.9

Closure of two facilities in our Industrial & Automotive business group at Schrader Muskogee and Schrader Monroe have been announced since the third quarter results.

Non-operating exceptional items

We have recorded a net loss on the disposal of businesses in the year of GBP18.5 million. This relates to the disposal of Gates-Formed Fibre, Milliken and Cobra as previously reported.

The provision for the loss on the exit of the European Automotive Hose business of GBP32.6 million and the release of the provision of GBP33.1 million relating to the disposal of operations and related warranties were reported in our results for the half year to 5 July 2003. Any ongoing operating losses of the European Automotive Hose business included in the reported operating profit of the Group, to the extent they have been included in the provision for the loss on exit, are offset by a transfer from the provision shown separately in the profit and loss account. This amounted to GBP1.6 million for the period from the date of the announcement.

In January 2004 we completed the sale of Pegler Limited and the business and assets of Hattersley Newman Hender Limited. The provisional sale proceeds before costs amounted to GBP13.0 million, of which GBP5.8 million is deferred. The estimated loss on disposal of GBP72.9 million includes a goodwill impairment charge of GBP51.4 million relating to recycled goodwill previously written off against reserves. As noted above this completes the exit from the valves, taps and mixers business and the results have been separately identified as discontinued in the profit and loss account.

Profit on disposal of fixed assets of GBP7.7 million relates principally to the insurance proceeds in excess of book value of assets destroyed in a fire at Pegler Limited in 2002.

Full details of the disposals during the period are contained in note 15 to the financial information.

Finance costs

The net interest expense in 2003 was GBP8.4 million (2002: net interest income of GBP0.6 million). The Group moved into a net debt position during the year following the early redemption of the redeemable convertible cumulative preference shares as reported in the Interim Results Announcement. The early redemption gave rise to a gain of GBP10.8 million, which is reported in the profit and loss account. This amount is not included in the calculation of earnings per share.

Earnings per share

Earnings per share before goodwill amortisation and non-operating exceptional items were 18.78 pence (2002: 20.41 pence) and after goodwill and non-operating exceptional items were 18.53 pence (2002: 18.91 pence).

Dividends

The dividends to our preference shareholders are dollar denominated and in the period, the sterling equivalent amounted to GBP28.9 million (2002: GBP38.3 million). Preference dividends have reduced as a result of the redemption of the redeemable convertible cumulative preference shares.

The dividends to holders of ordinary shares for the year were GBP92.8 million. This represents dividend cover, before goodwill amortisation and non-operating exceptional items, of 0.9 times. The cash cover for dividends paid in the year, represented by cash after interest, tax and preference dividends compared to the ordinary dividends amounted to 1.0 times.

Capital Expenditure

Gross capital expenditure in the year was GBP141.1 million (2002: GBP152.9 million). This represents 1.1 times depreciation (2002: 1.2 times). Capital expenditure net of disposals as GBP114.0 million (2002: GBP141.8 million) and
0.9 times depreciation (2002: 1.1 times).

Working Capital

Average working capital as a percentage of sales over the year amounted to 13.4 per cent compared to 12.9 per cent in the comparable period.

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements (a decrease of GBP26.5 million) and acquisitions and disposals (a decrease of GBP31.8 million) working capital increased by GBP22.9 million. This was due to an increase in stock of GBP4.2 million, an increase in debtors of GBP17.2 million and a decrease in creditors of GBP1.5 million.

Cash flow

The cash movement for the year is summarized in the following table:

                                                                     GBP million
Opening cash                                                             157.6
Net cash inflow from operating activities                                332.0
Capital expenditure (net)                                               (114.0)
Operating cash flow                                                      218.0
Tax                                                                      (29.6)
Interest and dividends                                                  (137.7)
Redemption of preference shares                                         (384.5)
Other movements                                                          (10.3)
Cash increase before acquisitions and disposals                         (344.1)
Acquisitions and disposals                                              (105.1)
Translation                                                               26.9
Net funds movement                                                      (422.3)
Closing (debt)/cash                                                     (264.7)

Operating cash flow is stated after GBP34.3 million of restructuring costs and GBP29.9 million of capital expenditure associated with the various restructuring costs. Details of net cash inflow from operating activities for the year are set out in note 6 to the financial information.

Taxation

A tax credit of GBP47.5 million (2002: charge of GBP44.9 million) was recognised during the year. This was principally due to an exceptional release of other tax provisions of GBP90.7 million. Other favourable adjustments to prior year tax estimates of GBP7.2 million and the recognition of deferred tax assets of GBP7.8 million also benefited the tax charge.

The effective tax rate for the year, excluding the exceptional tax release and the impact of the disallowance for tax purposes of certain of the exceptional charges for the year, is 26.6 per cent (2002: 28.8 per cent).

Return on investment

The annualised return on invested capital for the Group, before operating exceptional items and goodwill amortisation, was 8.9 per cent compared with 10.5 per cent in the year to 31 December 2002. The goodwill related to our divisions is applied in the calculation of the invested capital in those businesses, which comprises the accounting book value of the capital employed in the business and the related acquisition goodwill.

Capital structure

Our financing structure has been revised following the early redemption of the redeemable convertible cumulative preference shares in August 2003. The redemption price of $48.50 per share was at a $1.50 discount to the par value of $50.00 per share. The total redemption value including accrued dividends was $604.1 million. We financed the redemption with existing cash resources and a GBP250 million sterling corporate bond, giving rise to the overall net debt position for the Group. We moved into a net debt position following the redemption of the redeemable preference shares, which we reported in the Interim Results Announcement.

Pensions

Under "Retirement Benefits" ("FRS 17"), the asset values and the discount rates of the liabilities are based on the financial markets existing at our financial year end.

At 3 January 2004 there was a gross deficit of liabilities compared to assets in the defined benefit pension plans of GBP 148.2 million (2002: GBP194.8 million). The decrease in the deficit was due to the improvement in the equity markets, offset by a reduction in the long-term discount rate applied to pension liabilities.

The recognition of the related deferred tax asset reduces the net pension liability to GBP103.7 million (2002: GBP136.4 million). Under FRS 17 this deficit would have to be included in the balance sheet.

We estimate that cash contributions to the schemes in 2004 will be in the region of GBP20 million, a decrease of GBP3 million on 2003.

Results prepared under US GAAP in US dollars

Operating income from continuing operations under US GAAP in 2003 was $352.1 million, compared to $377.4 million in 2002. Both are stated before goodwill impairment and the latter before goodwill amortisation charged in the four months to 30 April 2002. Net income under US GAAP was $430.8 million in 2003, which compared to $197.2 million in 2002.

Operating income from continuing operations, before goodwill impairment, under US GAAP in Q4 2003 was $84.0 million, compared to $70.5 million in Q4 2002.

The differences between operating income under US GAAP and UK GAAP arise from the treatment of costs associated with exit or disposal activities, goodwill, intangible assets, pension costs and share options. Net income under US GAAP is subject to additional adjustments relating to the treatment of capitalised interest, derivatives and deferred tax.

Shareholders' equity under US GAAP was $2,701.1 million at 3 January 2004, compared to $2,412.6 million at 31 December 2002. The adjustments from UK GAAP reflect the cumulative effect of adjustments noted above.

Reconciliations of profit attributable to shareholders and of shareholders' equity under UK and US GAAP are included in section 8.


PART 2

6. FINANCIAL INFORMATION IN STERLING UNDER UK GAAP

PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 3 JANUARY 2004 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM

                 ------------------------------------------------ ------------------------------------------------
                            Year ended 3 January 2004                     Year ended 31 December 2002
                                                                                   Unaudited
                 ------------------------------------------------ ------------------------------------------------


                       Before                                             Before
                     goodwill                                           goodwill
                 amortisation                                       amortisation
                          and                                                and  Goodwill
                  exceptional     Goodwill Exceptional               exceptional    amorti Exceptional
                        items amortisation     items *     Total           items    sation     items *      Total
                  GBP million  GBP million GBP million  GBP million  GBP million GBP million GBP million GBP million
                     -------     -------     -------    -------         -------   -------      ------     ------
Turnover
Continuing          3,073.3            -           -    3,073.3         3,151.7         -           -    3,151.7
operations
Discontinued           77.1            -           -       77.1            93.7         -           -       93.7
operations
---------------     -------      -------     -------    -------         -------   -------      ------     ------
                    3,150.4            -           -    3,150.4         3,245.4         -           -    3,245.4
---------------     -------      -------     -------    -------         -------   -------      ------     ------

Operating
profit
Continuing            243.5        (11.9)          -      231.6           237.7     (10.4)          -      227.3
operations
---------------      -------     -------     -------    -------         -------   -------      ------     ------
Utilisation of
provision for
loss on exit of
business                1.6            -           -        1.6               -         -           -          -

---------------      -------      -------     -------    -------         -------   -------      ------     ------
                      245.1        (11.9)          -      233.2           237.7     (10.4)          -      227.3
Discontinued          (10.1)           -           -      (10.1)            5.4         -           -        5.4
operations
---------------      -------      -------     -------    -------         -------   -------      ------     ------
                      235.0        (11.9)          -      223.1           243.1     (10.4)          -      232.7
---------------      -------      -------     -------    -------         -------   -------      ------     ------
Share of profits
/(losses) of
associates              0.9            -           -        0.9            (0.4)        -           -       (0.4)

---------------      -------      -------     -------    -------         -------   -------      ------     ------
Operating profit
including
associates            235.9        (11.9)          -      224.0           242.7     (10.4)          -      232.3

(Loss)/profit on
disposal of
businesses                -            -       (18.5)     (18.5)              -         -         4.1        4.1

Provision for             -            -       (32.6)     (32.6)              -         -           -          -
loss on exit of
business

Reversal of
other
provisions:

Disposal of
operations and
related
warranties                -            -        33.1       33.1               -         -           -          -

Provision for
loss on disposal
of business to
be discontinued:

Impairment of
goodwill                  -            -       (51.4)     (51.4)              -         -           -          -

Impairment of
assets                    -            -       (21.5)     (21.5)              -         -           -          -

Profit on
disposal of
fixed assets              -            -         7.7        7.7               -         -           -          -
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Profit before         235.9        (11.9)      (83.2)     140.8           242.7     (10.4)        4.1      236.4
interest

Net interest           (8.4)           -           -       (8.4)            0.6         -           -        0.6
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Profit on
ordinary
activities
before tax            227.5        (11.9)      (83.2)     132.4           243.3     (10.4)        4.1      237.0

                      -------      -------     -------    -------         -------   -------      ------     ------
Before                227.5        (11.9)          -      215.6           243.3     (10.4)          -      232.9
exceptional
items

Exceptional               -            -       (83.2)     (83.2)              -         -         4.1        4.1
items *
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Tax on profit on      (45.7)         3.0        90.2       47.5           (39.6)      3.3        (8.6)     (44.9)
ordinary
activities
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Profit on
ordinary
activities after
tax                   181.8         (8.9)        7.0      179.9           203.7      (7.1)       (4.5)     192.1

Equity minority        (8.1)           -           -       (8.1)           (8.1)        -           -       (8.1)
interest
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Profit
attributable to
shareholders          173.7         (8.9)        7.0      171.8           195.6      (7.1)       (4.5)     184.0

Dividends on
equity and
non-equity
shares               (121.7)           -           -     (121.7)         (157.3)        -           -     (157.3)

---------------      -------      -------     -------    -------         -------   -------      ------     ------

Gain arising on
the early
redemption of
redeemable
convertible
cumulative
preference
shares                 10.8            -           -       10.8               -         -           -          -
---------------      -------      -------     -------    -------         -------   -------      ------     ------

Retained profit/       62.8         (8.9)        7.0       60.9            38.3      (7.1)       (4.5)      26.7
(loss)
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Earnings per
share

Basic                 18.78p                              18.53p          20.41p                           18.91p

Diluted               18.21p                              18.01p          19.63p                           18.47p
---------------       -------      -------     -------    -------         -------   -------      ------     ------

Dividends per                                             12.00p                                           12.00p
ordinary share
---------------       -------      -------     -------    -------         -------   -------      ------     ------

*Exceptional items exclude operating exceptional items

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 3 JANUARY 2004 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM

                   -----------------------------------------------    -------------------------------------------------
                         Year ended 3 January 2004                           Eight months ended 31 December 2002
                   -----------------------------------------------    -------------------------------------------------

                         Before                                              Before
                       goodwill                                            goodwill
                   amortisation                                        amortisation
                            and     Goodwill                                    and
                    exceptional        amor-  Exceptional               exceptional     Goodwill   Exceptional
                          items     tisation       items*     Total           items amortisation       items*      Total
               Notes GBP million  GBP million GBP million GBPmillion    GBP million  GBP million   GBP million  GBP million


Turnover

Continuing              3,073.3            -           -    3,073.3         2,033.3         -           -        2,033.3
operations

Discontinued               77.1            -           -       77.1            63.9         -           -           63.9
operations
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
                    1   3,150.4            -           -    3,150.4         2,097.2         -           -        2,097.2
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------

Operating
profit

Continuing                243.5        (11.9)          -      231.6           144.7      (6.8)          -          137.9
operations

Utilisation of
provision for
loss on exit of
business                    1.6            -           -        1.6               -         -           -              -

--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
                          245.1        (11.9)          -      233.2           144.7      (6.8)          -          137.9

Discontinued              (10.1)           -           -      (10.1)            5.2         -           -            5.2
operations
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
                          235.0        (11.9)          -      223.1           149.9      (6.8)          -          143.1

Share of profits            0.9            -           -        0.9             0.7         -           -            0.7
of associates
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Operating profit
including
associates           1    235.9        (11.9)          -      224.0           150.6      (6.8)          -          143.8

(Loss)/profit on
disposal of
businesses                    -            -       (18.5)     (18.5)              -         -         7.1            7.1

Reversal of
provision for
loss on disposal
of business                   -            -           -          -               -         -         3.5           3.5

Provision for                 -            -       (32.6)     (32.6)              -         -           -             -
loss on exit of
business
Reversal of
other
provisions:

Disposal of
operations and
related
warranties          12        -            -        33.1       33.1               -         -           -            -

Provision for
loss on disposal
of business to
be discontinued:

Impairment of
goodwill            16        -            -       (51.4)     (51.4)              -         -           -             -

Impairment of
assets              16        -            -       (21.5)     (21.5)              -         -           -             -

Profit on                     -            -         7.7        7.7               -         -           -             -
disposal of
fixed assets
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Profit before             235.9        (11.9)      (83.2)     140.8           150.6      (6.8)       10.6         154.4
interest

Net interest               (8.4)           -           -       (8.4)           (1.3)        -           -          (1.3)
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Profit on
ordinary
activities
before tax                227.5        (11.9)      (83.2)     132.4           149.3      (6.8)       10.6        153.1

                         -------      -------     -------     ------          ------    ------      ------      ------
Before                    227.5        (11.9)          -      215.6           149.3      (6.8)          -        142.5
exceptional
items

Exceptional                   -            -       (83.2)     (83.2)              -         -        10.6         10.6
items *
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------


Tax on profit on     3   (45.7)         3.0         90.2       47.5           (22.8)      2.2        (8.6)       (29.2)
ordinary
activities
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Profit on
ordinary
activities after
tax                       181.8         (8.9)        7.0      179.9           126.5      (4.6)        2.0        123.9

Equity minority            (8.1)           -           -       (8.1)           (6.1)        -           -         (6.1)
interest
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Profit
attributable to
shareholders              173.7         (8.9)        7.0      171.8           120.4      (4.6)        2.0        117.8

Dividends on
equity and
non-equity
shares               4   (121.7)           -           -     (121.7)          (86.4)        -           -        (86.4)

--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Gain arising on
the early
redemption of
redeemable
convertible
cumulative
preference
shares                     10.8            -           -       10.8               -         -           -           -


--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Retained profit/           62.8         (8.9)        7.0       60.9            34.0      (4.6)        2.0         31.4
(loss)
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Earnings per
share
Basic                5    18.78p                              18.53p          12.44p                             12.10p
Diluted              5    18.21p                              18.01p          12.08p                             11.82p
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------
Dividends per        4                                        12.00p                                              8.00p
ordinary share
--------------- -----   -------      -------     -------     ------          ------    ------      ------         ------


* Exceptional items exclude operating exceptional items (see note 1).





CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS ENDED 3 JANUARY 2004 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (UNAUDITED)


                            -----------------------------------------    --------------------------------------------
For the three                     3 January 2004 (3 months)                      31 December 2002 (3 months)
months ended 3
January 2004                -----------------------------------------    --------------------------------------------
                 Notes      Before     Goodwill Exceptional    Total       Before     Goodwill    Exceptional    Total
                          goodwill amortisation      items*              goodwill amortisation         items*
                      amortisation                                   amortisation
                               and                                            and
                       exceptional                                    exceptional
                             items                                          items
                       GBP million GBP million  GBP million GBP million GBP million GBP million   GBP million GBP million

  Turnover
  Continuing                716.7            -           -    716.7        728.7            -            -     728.7
  operations
  Discontinued               14.4            -           -     14.4         23.9            -            -      23.9
  operations
                    2       731.1            -           -    731.1        752.6            -            -     752.6
  Operating
  profit                     52.3         (3.3)          -     49.0         39.7         (2.6)           -      37.1
  Continuing
  operations
  Utilisation
  of provision                0.9            -           -      0.9            -            -            -         -
  for loss on
  exit of
  business
                             53.2         (3.3)          -     49.9         39.7         (2.6)           -      37.1
  Discontinued               (0.4)           -           -     (0.4)         1.8            -            -       1.8
  operations
                             52.8         (3.3)          -     49.5         41.5         (2.6)           -      38.9
  Share of                    0.2            -           -      0.2          0.4            -            -       0.4
  profits of
  associates
  Operating
  profit           2         53.0         (3.3)          -     49.7         41.9         (2.6)           -      39.3
  including
  associates
  Loss on                       -            -        (0.5)    (0.5)           -            -         (6.9)     (6.9)
  disposal of
  businesses
  Provision
  for loss on
  disposal of
  business to
  be
  discontinued:

  Impairment                    -            -        (51.4)   (51.4)          -            -            -         -
  of goodwill
  Impairment                    -            -        (21.5)   (21.5)          -            -            -         -
  of assets
  Profit on                     -            -         3.5      3.5            -            -            -         -
  disposal of
  fixed assets
  Profit                     53.0         (3.3)      (69.9)   (20.2)        41.9         (2.6)        (6.9)     32.4
  before
  interest
  Net interest               (3.8)           -           -     (3.8)        (0.5)           -            -      (0.5)

  Profit on
  ordinary                   49.2         (3.3)      (69.9)   (24.0)        41.4         (2.6)        (6.9)     31.9
  activities
  before tax
  Before                     49.2         (3.3)          -     45.9         41.4         (2.6)           -      38.8
  exceptional
  items
  Exceptional                   -            -       (69.9)   (69.9)           -            -         (6.9)     (6.9)
  items*

  Tax on                     (5.6)         0.7        94.6     89.7          0.4          0.8         (1.7)     (0.5)
  profit on
  ordinary
  activities

  Profit on
  ordinary                   43.6         (2.6)       24.7     65.7         41.8         (1.8)        (8.6)     31.4
  activities
  after tax

  Equity                     (1.6)           -           -     (1.6)        (2.4)           -            -      (2.4)
  minority
  interest

  Profit
  attributable               42.0         (2.6)       24.7     64.1         39.4         (1.8)        (8.6)     29.0
  to
  shareholders

  Dividends on
  equity and                (61.4)           -           -    (61.4)      (70.8)            -            -    (70.8)
  non-equity
  shares

  Retained                  (19.4)        (2.6)       24.7      2.7       (31.4)         (1.8)        (8.6)   (41.8)
  (loss)/profit

  Earnings per
  share

  Basic                      4.90p                             7.77p        3.96p                               2.61p

  Diluted                    4.79p                             7.31p        3.96p                               2.60p



* Exceptional items exclude operating exceptional items (see note 2).





CONSOLIDATED CASH FLOW STATEMENT PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY
ACCEPTED IN THE UNITED KINGDOM

--------------------------------------      -------      -------       -------
                                              Notes                 Eight months
                                                        Year ended     ended  31
                                                    3 January 2004 December 2002
                                                       GBP million  GBP  million

--------------------------------------       -------      -------      -------

Net cash inflow from operating activities         6        332.0         217.9
Dividends received from associated                           0.5           0.5
undertakings
Returns on investments and servicing of           7        (44.9)        (33.4)
finance
Tax paid (net)                                    7        (29.6)        (59.5)
Capital expenditure (net)                         7       (114.0)        (94.6)
Financial investment                              7         (2.5)         (0.1)
Acquisitions and disposals                        7       (102.3)         44.9
Equity dividends paid                                      (97.5)        (57.2)
--------------------------------------        -------      -------       -------
Net cash (outflow)/inflow before use of                    (58.3)         18.5
liquid resources and financing
--------------------------------------        -------      -------       -------
Financing
Share issues (net of costs)                                  0.7           1.1
Redemption of redeemable convertible                      (384.5)            -
cumulative preference shares
Cash flow increasing/(decreasing) debt and                 239.5         (19.9)
lease financing
--------------------------------------        -------      -------       -------
Net cash outflow from financing                   7       (144.3)        (18.8)
--------------------------------------        -------      -------       -------
Management of liquid resources
Cash flow decreasing cash on deposit and          7         86.1         109.4
collateralized cash
--------------------------------------        -------      -------       -------
(Decrease)/increase in cash in the year                   (116.5)        109.1
--------------------------------------        -------      -------       -------



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                              Notes           Year  Eight months
                                                           ended 3      ended 31
                                                      January 2004 December 2002
                                                      GBP  million   GBP million
--------------------------------------      -------        -------      -------

(Decrease)/increase in cash in the year                   (116.5)        109.1
Cash flow (decreasing)/increasing debt and        7       (239.5)         19.9
lease financing
Cash flow decreasing cash on deposit and          7        (86.1)       (109.4)
collateralized cash
--------------------------------------        -------      -------       -------
Change in net (debt)/funds resulting from         8       (442.1)         19.6
cash flows
Loans and finance leases disposed with                      (2.8)            -
subsidiaries
New finance leases                                          (4.3)            -
Translation difference                            8         26.9         (12.8)
--------------------------------------        -------      -------       -------
(Decrease)/increase in net funds in the                   (422.3)          6.8
year
Net funds at the beginning of the year            8        157.6         150.8
      --------------------------------------  -------      -------       -------

Net (debt)/funds at the end of the year           8       (264.7)        157.6
      --------------------------------------  -------      -------       -------



CONSOLIDATED BALANCE SHEET PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY
ACCEPTED IN THE UNITED KINGDOM

 ------------------------------  -------  -------    -------  -------    -------
                                 Notes                                        31
                                                                        December
                                                  3 January                 2002
                                                       2004          (restated*)
                                                GBP million          GBP million
 ------------------------------  -------  -------   -------              -------
CAPITAL EMPLOYED

Fixed assets
Intangible assets                                    216.7                168.4
Tangible assets                                      793.7                787.6
Investments                                            7.4                  8.2
 ------------------------------  -------  -------    -------  -------    -------

                                                   1,017.8                964.2
 ------------------------------  -------  -------    -------  -------    -------

Current assets
Stock                                                373.9                400.4
Debtors                              9               624.2                624.5
Cash                                                 175.6                341.5
 ------------------------------  -------  -------    -------  -------    -------

                                                   1,173.7              1,366.4
Current liabilities
Creditors: amounts falling due      10              (502.3)              (490.2)
within one year
 ------------------------------  -------  -------    -------  -------    -------

Net current assets                                   671.4                876.2
 ------------------------------  -------  -------    -------  -------    -------

Total assets less current                          1,689.2              1,840.4
liabilities
Creditors: amounts falling due      11              (488.4)              (243.3)
after more than one year
Provisions for liabilities and      12              (423.5)              (519.8)
charges
 ------------------------------  -------  -------    -------  -------    -------

Net assets                                           777.3              1,077.3
 ------------------------------  -------  -------    -------  -------    -------

CAPITAL AND RESERVES

Called up share capital
Ordinary shares                                       38.7                 38.7
Convertible cumulative                               337.2                337.2
preference shares
Redeemable convertible                                   -                386.3
cumulative preference shares
 ------------------------------  -------  -------    -------  -------    -------

                                                     375.9                762.2
Share premium account                                 92.8                 92.2
Capital redemption reserve                           461.9                 66.6
Own shares                                            (6.4)                (4.1)
Profit and loss account                             (180.2)               122.4
 ------------------------------  -------  -------    -------  -------    -------

Shareholders' funds                                  744.0              1,039.3
                                          -------             -------
Equity shareholders' funds                406.8               315.8
Non-equity shareholders'                  337.2               723.5
funds                                     -------             -------
Equity minority interest                              33.3                 38.0
 ------------------------------  -------  -------    -------  -------     -------

                                                     777.3              1,077.3
 ------------------------------  -------  -------    -------  -------     -------



*Comparative figures have been restated. (See note 17)


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                               Year ended           Eight months
                                                        3                  ended
                                             January 2004      31  December 2002
                                              GBP million            GBP million
 -----------------------------------  -------     -------                -------
Profit attributable to                             171.8                   117.8
shareholders
Foreign exchange translation:
- group                               (41.5)                (112.1)
- associated undertakings              (0.4)                  (0.3)
                                      -------                -------

                                                   (41.9)                (112.4)
 -----------------------------------  -------      -------   -------      -------

Total recognised gains and losses                  129.9                    5.4
 -----------------------------------  -------      -------   -------      -------




RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

 -----------------------------   ------    -------      -------    -------          -------
                                Notes                                        Eight months
                                                                                    ended
                                                     Year ended                        31
                                                              3              December 2002
                                                   January 2004                 (restated*)
                                                    GBP million               GBP million
 -----------------------------   ------    -------      -------    -------          -------
Total recognised gains and                              129.9                         5.4
losses
Dividends                           4                  (121.7)                      (86.4)
Gain arising on early
redemption of redeemable
convertible cumulative
preference shares                                        10.8                           -

                                                                                        -
 -----------------------------   ------    -------      -------    -------          -------

                                                         19.0                       (81.0)
Share issues (net of costs)                               0.6                         2.8
Early redemption of redeemable                         (395.3)                          -
convertible cumulative
preference shares (including
stamp duty, commissions and
other costs)
Purchase of own shares                                   (2.5)                       (1.8)
Cost of employee share schemes                            1.6                         2.2
charged to profit and loss
account
Goodwill written back on                                 29.9                        10.8
disposals
Write back of impaired                                   51.4                           -
goodwill on proposed
disposal
 -----------------------------   ------    -------      -------    -------          -------

Net reduction to shareholders'                         (295.3)                      (67.0)
funds
Shareholders' funds at the               1,039.5                 1,106.9
beginning of the period as
previously stated
Prior year adjustment                       (0.2)                   (0.6)
-----------------------------    ------    -------      -------    -------          -------
Shareholders' funds at the                            1,039.3                     1,106.3
beginning of the year
(restated*)
 -----------------------------   ------    -------      -------    -------          -------

Shareholders' funds at the end                          744.0                     1,039.3
of the year
 -----------------------------   ------    -------      -------    -------          -------


*Comparative figures have been restated. (See note 17)

NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED KINGDOM

1. Turnover and operating profit for the year ended 3 January 2004
                                                                                   Operating net assets
a. Segmental analysis             Turnover                   Operating profit           at period end
------------------------  --------------------------   ------------------------  ---------------------------

                           Year ended    Eight months        Year  Eight months  3 January 31 December
                       3 January 2004           ended       ended         ended       2004        2002
                          GBP million     31 December   3 January   31 December GBP million GBP million
  By activity                                    2002        2004          2002
                                          GBP million GBP million   GBP million
 ------------------------      -------       -------      -------       -------     -------     -------
Continuing operations
Industrial & Automotive      1,977.2       1,263.9        169.2          92.8       777.4       743.9
Air Systems Components         447.9         325.7         38.2          25.6       100.3       122.2
Engineered & Construction      648.2         443.7         62.6          42.2       125.2       151.1
Products
Central costs                      -             -        (24.0)        (15.2)      (15.3)      (54.9)
 ------------------------      -------       -------      -------       -------     -------     -------

                             3,073.3       2,033.3        246.0         145.4       987.6       962.3
Discontinued operations
Engineered & Construction       77.1          63.9        (10.1)          5.2        13.2        44.8
Products
------------------------       -------       -------      -------       -------     -------     -------
                             3,150.4       2,097.2        235.9         150.6     1,000.8     1,007.1
Goodwill amortisation              -             -        (11.9)         (6.8)          -           -
 ------------------------      -------       -------      -------       -------     -------     -------

                             3,150.4       2,097.2        224.0         143.8     1,000.8     1,007.1
 ------------------------      -------       -------      -------       -------     -------     -------

By geographical origin
United States of             2,075.1       1,470.1        186.1         123.3       510.0       604.0
America
United Kingdom                 219.0         125.6        (32.7)         (6.4)       91.2        71.6
Rest of Europe                 329.1         191.1         20.5           1.6       119.5       132.6
Rest of the World              527.2         310.4         62.0          32.1       280.1       198.9
 ------------------------      -------       -------      -------       -------     -------     -------

                             3,150.4       2,097.2        235.9         150.6     1,000.8     1,007.1
Goodwill amortisation              -             -        (11.9)         (6.8)          -           -
                             3,150.8
 ------------------------      -------       -------      -------       -------     -------     -------

                             3,150.4       2,097.2        224.0         143.8     1,000.8     1,007.1
                               -------       -------      -------       -------     -------     -------


Turnover by geographical
destination
United States of America     2,117.4       1,442.3
United Kingdom                 126.1          80.4
Rest of Europe                 372.8         215.9
Rest of the World              534.1         358.6
  ------------------------     -------       -------
                             3,150.4       2,097.2
  ------------------------     -------       -------

Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.7 million (31 December 2002 - GBP0.3 million), Air Systems Components GBPnil (31 December 2002 - GBPnil) and Engineered & Construction Products GBP0.2 million (31 December 2002 - GBP0.4 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Industrial & Automotive GBP3.5 million (31 December 2002 - GBP0.9 million), Air Systems Components GBP8.1 million (31 December 2002
- GBP5.6 million) and Engineered & Construction Products GBP0.3 million (31 December 2002 - GBP0.3 million).


                                         Year ended 3 January 2004     Eight months ended 31 December 2002
 ---------------------------        ------       -------      ------        ------       -------      ------
                              Continuing  Discontinued                 Continuing  Discontinued
                              operations    operations      Total      operations    operations       Total
Operating expenses           GBP million   GBP million   GBP million  GBP million   GBP million   GBP million

 ---------------------------        ------       -------      ------        ------       -------      ------

Cost of sales                    2,200.9          64.1     2,265.0       1,446.1          50.1     1,496.2
Distribution costs                 358.0           8.0       366.0         246.4           7.9       254.3
Administration expenses            281.2          15.1       296.3         202.9           0.7       203.6
 ---------------------------        ------       -------      ------        ------       -------      ------

                                 2,840.1          87.2     2,927.3       1,895.4          58.7     1,954.1
 ---------------------------        ------       -------      ------        ------       -------      ------

b. Operating exceptional items                                                 Eight months
                                                                                   ended 31
                                                Year ended 3 January 2004     December 2002
 ----------------------------------        -------------------------------        --------
Operating profit is stated after     Continuing  Discontinued                   Continuing
charging the following operating     operations    operations       Total       operations
exceptional items:                  GBP million   GBP million   GBP million    GBP million

----------------------------------        ------       -------      ------         --------
Restructuring costs
Industrial & Automotive                   (20.7)            -       (20.7)           (22.2)
Air Systems Components                     (4.1)            -        (4.1)            (8.2)
Engineered & Construction                  (0.7)        (10.4)      (11.1)            (1.6)
Products
 ----------------------------------        ------       -------      ------         --------

Total before tax                          (25.5)        (10.4)      (35.9)           (32.0)
Tax attributable                            8.9           2.6        11.5             12.5
 ----------------------------------        ------       -------      ------         --------

Total after tax                           (16.6)         (7.8)      (24.4)           (19.5)
----------------------------------         ------       -------      ------         --------

The restructuring costs of GBP35.9 million (31 December 2002 - GBP32.0 million) primarily relate to the relocation of wiper blade production, the rationalisation of manufacturing capacity in North America and the restructuring of the UK valves, taps and mixers business.

NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM


2. Turnover and operating profit for the three months ended 3 January 2004


                                             Turnover                      Operating profit
 ---------------------------------          -------      -------          -------     -------
                                    3 January 2004  31 December        3 January  31 December
a. Segmental analysis           unaudited 3 months         2002             2004         2002
                                       GBP million    Unaudited        Unaudited    Unaudited
                                                       3 months         3 months     3 months
                                                    GBP million      GBP million  GBP million

By activity
Continuing operations
Industrial & Automotive                     473.9        467.2             39.0        25.5
Air Systems Components                      101.3        112.7              9.4         7.4
Engineered & Construction                   141.5        148.8             11.1        11.4
Products
Central costs                                   -            -             (6.1)       (4.2)
 ---------------------------------          -------      -------          -------     -------

                                            716.7        728.7             53.4        40.1
Discontinued operations
Engineered & Construction                    14.4         23.9             (0.4)        1.8
Products                                    -------      -------          -------     -------
---------------------------------
                                            731.1        752.6             53.0        41.9
Goodwill amortisation - continuing              -            -             (3.3)       (2.6)
operations
 ---------------------------------          -------      -------          -------     -------

                                            731.1        752.6             49.7        39.3
 ---------------------------------          -------      -------          -------     -------

By geographical origin
United States of America                    455.8        514.3             39.3        30.5
United Kingdom                               57.1         47.1             (5.6)        1.0
Rest of Europe                               74.3         72.6              2.5        (0.8)
Rest of the World                           143.9        118.6             16.8        11.2
 ---------------------------------          -------      -------          -------     -------

                                            731.1        752.6             53.0        41.9
Goodwill amortisation                           -            -             (3.3)       (2.6)
 ---------------------------------          -------      -------          -------     -------
                                            731.1        752.6             49.7        39.3
 ---------------------------------          -------      -------          -------     -------

Turnover by geographical
destination                                 -------      -------                  -----------
---------------------------------
United States of America                    483.0        491.8
United Kingdom                               29.3         97.1
Rest of Europe                               85.4         43.4
Rest of the World                           133.4        120.3
 ---------------------------------          -------      -------                  -----------

                                            731.1        752.6
 ---------------------------------          -------      -------                  -----------

Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.1 million (31 December 2002 - GBP0.3 million) and Engineered & Construction Products GBP0.1 million (31 December 2002 - GBP0.4 million). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive GBP1.3 million (31 December 2002 - GBP0.3 million), Air Systems Components GBP2.0 million (31 December 2002 - GBP2.2 million) and Engineered & Construction Products GBPnil million (31 December 2002 - GBP0.1 million).

                                                                           31 December
                                                                                  2002
                                               3 January 2004 Unaudited      Unaudited
b. Operating exceptional items                         3 months               3 months
 ----------------------------------        ------       -------    ------       -------
                                     Continuing  Discontinued               Continuing
                                     operations    operations       Total   operations
                                    GBP million   GBP million   GBP million GBP million
 ----------------------------------        ------       -------    ------       -------

Operating profit is stated after
charging the following operating
exceptional items:

Restructuring costs
Industrial & Automotive                    (6.6)            -      (6.6)        (15.6)
Air Systems Components                     (1.2)            -      (1.2)         (2.5)
Engineered & Construction                   0.2          (0.8)     (0.6)          0.3
Products
 ----------------------------------        ------       -------    ------       -------

Total before tax                           (7.6)         (0.8)     (8.4)        (17.8)
Tax attributable                            2.5           0.3       2.8           9.8
 ----------------------------------        ------       -------    ------       -------

Total after tax                            (5.1)         (0.5)     (5.6)         (8.0)
----------------------------------         ------       -------    ------       -------




NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)



3. Tax on profit on ordinary activities
                                                          Year      Eight months
-------------------------------------------              ended             ended
                                                             3                31
                                                       January          December
                                                          2004              2002
                                                   GBP million      GBP  million
                                                       -------           -------

UK                                                     (93.7)             (2.6)
Overseas                                                56.9              36.5
Associated undertakings                                  0.3               0.5
Deferred tax                                           (11.0)             (5.2)
       -------------------------------------------     -------           -------

Tax (credit)/charge for the year                       (47.5)             29.2
       -------------------------------------------     -------           -------

The tax credit on exceptional items is GBP0.5 million (31 December 2002 - GBP8.6 million). Exceptional items also include a GBP90.7 million release of prior year tax provisions.


4. Dividends on equity and non-equity shares


                                                              Year  Eight months
          -------------------------------------------        ended         ended
                                                                 3            31
                                                      January 2004 December 2002
                                                       GBP million   GBP million
                                                          -------       -------
Ordinary shares
First interim 4.60p (31 December 2002 - 4.60p) paid         35.6          35.6
10 November 2003
Second interim nil (31 December 2002 - 3.40p)                  -          26.3
Final 7.40p (31 December 2002 - nil) to be paid 1           57.2             -
June 2004
          -------------------------------------------      -------       -------

                                                            92.8          61.9
          -------------------------------------------      -------       -------

                                       Convertible  Redeemable
                                               cum        conv
                                           ulative     ertible
                                                    cumulative
                                       GBP million GBP million
 -------------------------------------     -------     -------  -------  -------

Preference shares
Accrued at 31 December 2002                 (2.3)       (2.1)    (4.4)    (8.1)
Foreign exchange translation                 0.3         0.2      0.5      0.4
Paid during year                            17.9        12.7     30.6     27.8
Accrued at 3 January 2004                    2.2           -      2.2      4.4
 -------------------------------------     -------     -------  -------  -------

                                            18.1        10.8     28.9     24.5
 -------------------------------------     -------     -------  -------  -------

Total dividends                                                 121.7     86.4
 -------------------------------------     -------     -------  -------  -------




NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)

5. Earnings per share

                          Year ended 3 January 2003                      Eight months ended 31 December 2002
                      Basic                   Diluted                     Basic                   Diluted
                     Before                    Before                    Before                    Before
                   goodwill                  goodwill                  goodwill                  goodwill
               amortisation              amortisation              amortisation              amortisation
                        and                       and                       and                       and
                exceptional               exceptional               exceptional               exceptional
                      items                     items                     items                     items
                GBP million  GBP million  GBP million  GBP million  GBP million   GBP million GBP million   GBP million
  Earnings
  Profit            173.7        171.8        173.7        171.8        120.4        117.8        120.4        117.8
  attributable
  to
  shareholders

  Less              (28.9)       (28.9)           -             -       (24.5)       (24.5)           -            -
  preference
  dividends
                    144.8        142.9      173.7          171.8         95.9         93.3        120.4        117.8

                    Number       Number       Number       Number       Number       Number       Number       Number
  Weighted
  average
  shares
  Total         771,037,499  771,037,499  771,037,499  771,037,499  770,927,221  770,927,221  770,927,221  770,927,221
  ordinary
  shares
  Exercise of           -            -     2,034,111    2,034,111           -            -     1,498,374    1,498,374
  share
  options
  Conversion            -            -    180,917,242  180,917,242          -            -    224,181,340  224,181,340
  of
  preference
  shares
                771,037,499  771,037,499  953,988,852  953,988,852  770,927,221  770,927,221  996,606,935  996,606,935

  Earnings          18.78p       18.53p       18.21p       18.01p       12.44p       12.10p       12.08p       11.82p
  per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share takes into account the dilutive effect of share options outstanding under employee share schemes and the dilutive effect of the conversion of convertible preference shares.

The directors have presented earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.



6. Reconciliation of operating profit to operating cash flows


  -----------------------------------  ---------------------------------------------------------  ------------------
                                              Year ended 3 January 2004                                  Eight months
                                                                                                                ended
                                     Continuing operations   Discontinued operations                 31 December 2002
                                               GBP million               GBP million        Total         GBP million
                                                                                        GBP million
  -----------------------------------  ----------------------- ------------------------ ----------  ------------------

  Operating profit                                  233.2                     (10.1)       223.1               143.1
  Depreciation (net of capital                      124.3                       4.3        128.6                84.4
  government grants)
  Loss/(profit) on sale of                            0.4                       0.9          1.3                (0.7)
  tangible fixed assets
  Amortisation of goodwill                           11.9                         -         11.9                 6.8
  Cost of employee share schemes                      1.6                         -          1.6                 0.4
  Impairment of fixed asset                           0.4                         -          0.4                   -
  investment
  Post-retirement benefits                           (3.3)                        -         (3.3)               (2.0)
  (Decrease)/increase in other                      (13.2)                      4.5         (8.7)                1.0
  provisions
  (Increase)/decrease in stock                       (5.0)                      0.8         (4.2)              (28.0)
  (Increase)/decrease in debtors                    (18.1)                      0.9        (17.2)               27.1
  Increase/(decrease) in                              1.1                      (2.6)        (1.5)              (14.2)
  creditors
  -----------------------------------  ----------------------- ------------------------ ----------  ------------------
  Net cash inflow from operating                    333.3                      (1.3)       332.0               217.9
  activities
  -----------------------------------  ----------------------- ------------------------ ----------  ------------------





NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)


7. Analysis of cash flow headings netted in the consolidated cash flow statement


                                              Year ended      Eight months ended
                                          3 January 2004        31 December 2002
                                             GBP million             GBP million
Returns on investments and
servicing of finance
Interest received                                  10.2                   23.0
Interest paid                                     (18.7)                 (26.6)
Interest element of finance lease                  (1.1)                  (0.8)
rental payments
Preference dividends paid                         (30.6)                 (27.8)
Investment by minority                              0.7                    3.2
shareholder
Repayment of capital to minority                   (1.5)                     -
shareholder
Dividends paid to subsidiary                       (3.9)                  (4.4)
companies' minority shareholders
 ----------------------------------  -------      -------  -------       -------

Net cash outflow from returns on                  (44.9)                 (33.4)
investments and servicing of
finance
 ----------------------------------  -------      -------  -------       -------

Tax paid
Tax paid                                          (60.0)                 (67.4)
Tax received                                       30.4                    7.9
 ----------------------------------  -------      -------  -------       -------

Net cash outflow from tax paid                    (29.6)                 (59.5)
 ----------------------------------  -------      -------  -------       -------

Capital expenditure
Purchase of tangible fixed assets                (141.1)                (105.8)
Sale of tangible fixed assets                      27.1                   11.2
 ----------------------------------  -------      -------  -------       -------

Net cash outflow from capital                    (114.0)                 (94.6)
expenditure
 ----------------------------------  -------      -------  -------       -------

Financial investment
Purchase of fixed asset                               -                   (0.2)
investments
Purchase of own shares                             (2.5)                     -
Sale of fixed asset investments                       -                    0.1
 ----------------------------------  -------      -------  -------       -------
Net cash outflow from financial                    (2.5)                  (0.1)
investment
 ----------------------------------  -------      -------  -------       -------

Acquisitions and disposals
Purchase of subsidiary                           (153.5)                 (10.9)
undertakings
Net cash/(overdrafts) acquired with                11.0                   (0.3)
subsidiary undertakings
Sale of subsidiary undertakings                    41.5                   56.2
Net cash disposed with subsidiary                  (1.3)                  (0.1)
undertakings
 ----------------------------------  -------      -------  -------       -------

Net cash (outflow)/inflow from                   (102.3)                  44.9
acquisitions and disposals
 ----------------------------------  -------      -------  -------       -------

Financing
Share issues (net of costs)                         0.7                    1.1
Redemption of redeemable cumulative              (384.5)                     -
convertible preference shares
Debt due within one year:
Decrease in short term borrowings     (1.4)                 (7.1)
Additional bank loans                  1.4                   1.2
Repayment of other loans              (0.5)                 (1.5)
Debt due after more than one year:

Additional bank and other loans      304.0                     -
Repayment of bank and other loans    (60.0)                (11.5)
Capital element of finance lease      (4.0)                 (1.0)
rental payments
 ----------------------------------  -------      -------  -------       -------

Cash flow increasing/(decreasing)                 239.5                  (19.9)
debt and lease financing
 ----------------------------------  -------      -------  -------       -------

Net cash outflow from financing                  (144.3)                 (18.8)
 ----------------------------------  -------      -------  -------       -------

Management of liquid resources
Decrease in cash on deposit                        88.4                  109.2
(Increase)/Decrease in                             (2.3)                   0.2
collateralized cash
 ----------------------------------  -------      -------  -------       -------

Cash flow decreasing cash on                       86.1                  109.4
deposit and collateralized cash
 ----------------------------------  -------      -------  -------       -------




NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)


8. Analysis of net debt
                                                          Other non-cash    Disposals               31 December 2002
                           3 January 2004    Cash flow           changes    GBP million      Exchange    GBP million
                              GBP million  GBP million       GBP million                     movement
                                                                                          GBP million
 --------------------------- -------------  ----------     --------------  -----------   -----------  ---------------

  Cash on demand                   126.0       (102.0)                 -            -         29.1             198.9
  Overdrafts                       (13.6)       (14.5)                 -            -          2.7              (1.8)
                                               -------
                                               (116.5)
                                               -------
  Debt due after more             (401.0)      (244.0)                 -         (2.8)        (0.1)           (154.1)
  than one year
  Debt due within one              (13.1)         0.5                  -            -         (1.6)            (12.0)
  year
  Finance leases                   (16.4)         4.0               (4.3)           -          1.4             (17.5)
                                               (239.5)
  Cash on deposit                   49.6        (88.4)                 -            -         (4.6)            142.6
  Collateralized cash                3.8          2.3                  -            -            -               1.5
                                                (86.1)
  Net (debt)/funds               (264.7)       (442.1)              (4.3)        (2.8)        26.9             157.6
 --------------------------- -------------  ----------     --------------  -----------   -----------  ---------------


9. Debtors

       --------------------------------------------       -------       -------

                                                        3 January   31 December
                                                             2004          2002
                                                      GBP million   GBP million

                                                          -------       -------
--------------------------------------------
Amounts falling due within one year
Trade debtors                                             412.7         405.6
Amounts recoverable on long term contracts                 11.2          13.4
Corporation tax                                            23.9          32.5
Deferred tax                                               41.0          32.2
Other taxes and social security                             4.1           4.8
Other debtors                                              37.1          35.9
Prepayments and accrued income                             52.1          55.9
Collateralized cash                                         3.8           1.5
       --------------------------------------------       -------       -------

                                                          585.9         581.8
Amounts falling due after more than one year
Deferred tax                                               14.7          14.5
Other debtors                                              23.6          28.2
       --------------------------------------------       -------       -------

                                                          624.2         624.5
       --------------------------------------------       -------       -------



10. Creditors: amounts falling due within one year
--------------------------------------------             3 January   31 December
                                                              2004          2002
                                                       GBP million   GBP million

--------------------------------------------               -------       -------
Unsecured loan notes                                         0.4           0.4
Other loans                                                    -           0.5
Obligations under finance leases                             3.5           3.6
Bank loans and overdrafts                                   26.3          12.8
Amounts owing to associated undertakings                     0.2             -
Amounts due on long term contracts                           0.8           0.9
Trade creditors                                            199.4         193.6
Bills of exchange payable                                    1.0           1.6
Corporation tax                                             16.3           5.0
Other taxes and social security                             15.7          12.9
Other creditors                                             63.0          63.9
Proposed and accrued dividends                              59.4          66.3
Accruals and deferred income                               116.3         128.7
          --------------------------------------------     -------       -------

                                                           502.3         490.2
          --------------------------------------------     -------       -------



NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)


11. Creditors: amounts falling due after more than one year

-------------------------------------------            3 January    31 December
                                                            2004           2002
                                                     GBP million    GBP million

-------------------------------------------               -------        -------
Other loans                                               400.1          152.5
Obligations under finance leases                           12.9           13.9
Bank loans                                                  0.9            1.7
Other creditors                                            70.2           70.6
Accruals and deferred income                                4.3            4.6
-------------------------------------------               -------        -------

                                                          488.4          243.3
-------------------------------------------               -------        -------



12. Provisions for liabilities and charges

 ---------------------------         -------    -------    -------    -------   -------
                            Post-retirement   Deferred  Other tax      Other
                                   benefits        tax provisions provisions     Total
                                GBP million GBP million GBP million GBP million GBP million

 ---------------------------         -------    -------    -------    -------   -------

At 31 December 2002                  183.8        5.3      266.6       64.1     519.8
Foreign exchange                     (16.7)      (0.4)     (10.4)      (0.8)    (28.3)
translation
Subsidiaries acquired                    -       12.0          -          -      12.0
Charge for the year                   11.2        0.7        5.6       89.4     106.9
Exceptional release of prior             -          -      (90.7)         -     (90.7)
year provision
Release of provisions for                -          -          -      (33.1)    (33.1)
disposal of operations and
related warranties
Subsidiaries disposed                 (0.7)      (0.8)         -          -      (1.5)
Utilised during the year             (14.5)         -       (1.1)     (46.0)    (61.6)
 ---------------------------         -------    -------    -------    -------   -------

At 3 January 2004                    163.1       16.8      170.0       73.6     423.5
---------------------------          -------    -------    -------    -------   -------


13. Share capital and reserves

At an Extraordinary General Meeting held on 11 August 2003, approval was given for the early redemption of the US dollar denominated 4.344% voting redeemable convertible cumulative preference shares of US$50 each at a redemption price of US$48.50 per share. On the same day, approval was given for the early redemption at a Separate Class Meeting of redeemable preference shareholders. The shares were redeemed on 26 August 2003. A capital redemption reserve was established on redemption of the voting redeemable convertible cumulative preference shares.


On 3 January 2004, the unconsolidated reserves of Tomkins plc totalled GBP1,022.8 million, comprising share premium of GBP92.8 million, a capital redemption reserve of GBP461.9 million, a merger reserve of GBP115.4 million, a capital reserve of GBP56.5 million, own shares of GBP(5.0) million and a profit and loss account of GBP301.2 million. In the opinion of the directors, all of the capital reserve and GBP297.3 million of the profit and loss account of the Company are distributable.


14. Contingencies

The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.


15. Acquisitions and disposals

Acquisitions

Tomkins acquired the business, assets and liabilities of Stackpole Limited on 18 June 2003 for a cash consideration of Cdn$349.1 million (GBP153.1million). Provisional goodwill of GBP78.3 million arising on the acquisition was capitalised. The acquisition is included in the Industrial & Automotive group. Deferred consideration of GBP0.4 million in respect of a prior period acquisition made by the Air Systems Components group was paid during the year. Revisions to the fair value of assets acquired resulted in a reduction of GBP0.5 million in the related goodwill.

Disposals

Industrial & Automotive

On 22 August 2003 Tomkins sold Gates Formed Fibre Products, Inc., for a cash consideration of US$47.0 million (GBP29.7 million). There was a net gain on disposal of GBP3.5 million, after charging GBP8.9 million of goodwill previously written off to reserves and costs of GBP1.3 million.


Engineered & Construction Products

On 27 January 2003 Tomkins sold the business and assets of Milliken Valve Company Inc. for a cash consideration of US$7.3 million (GBP4.5 million), resulting in a gain on disposal of GBP2.5 million.

On 30 June 2003 Tomkins sold its 62.4% investment in the business and assets of Cobra Investments (Pty) Limited for a cash consideration of GBP7.4 million of which GBP1.7 million was deferred. GBP1.3 million of the deferred consideration has now been received. A loss of GBP24.3 million arose on the disposal, after charging GBP21.0 million of goodwill previously written off to reserves.

Net cash consideration of GBP1.6 million was received during the period, which related to disposals completed in previous years.

Costs of GBP0.2 million relating to the ongoing sale of companies were incurred during the period.

NOTES TO THE FINANCIAL INFORMATION PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM (CONTINUED)


16. Post balance sheet events

On 30 and 31 January 2004 respectively, the business and assets of Hattersley Newman Hender Limited, and Pegler Limited were sold for a combined cash consideration of GBP13.0 million of which GBP5.8 million is deferred. This will result in a loss on disposal of GBP72.9 million, after costs, including recycled goodwill of GBP51.4 million.


17. Basis of preparation

The accounts are for the 368 days ended 3 January 2004. The comparative figures are for the 245 days ended 31 December 2002.

UITF 38 has been adopted during the year, which states that the consideration paid for shares in Tomkins plc, held by an ESOP trust on behalf of the Company should be accounted for as a reduction in shareholders' funds rather than as a fixed asset investment. Consideration paid for the purchase of own shares represents the cost of shares purchased by the Company. The UITF requires any compensation expense related to share awards to be based on the intrinsic value of the awards. In the past compensation expense has been based on the cost of the shares purchased, which has been equal to the intrinsic value. As a result of the adoption of the UITF, net assets and shareholders' funds at 31 December 2002 have decreased by GBP0.2 million. Comparative figures have been restated accordingly. The adoption had no impact on the Group's results in previous accounting periods, but resulted in a GBP0.2 million increase in operating profit in the current year.


18. Preliminary results

The financial information set out above does not constitute the company's statutory accounts for the year ended 3 January 2004 or for the period ended 31 December 2002, but is derived from these accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.


ADDITIONAL INFORMATION

Unaudited additional information for the year ended 3 January 2004

                             Industrial & Air Systems Engineered & Central Costs      Total
 ----------------------------- Automotive  Components Construction   GBP million GBP million
                              GBP million GBP million     Products        ------     ------
                                   ------     -------  GBP million
                                                           -------
Turnover
Continuing operations             1,977.2       447.9        648.2             -    3,073.3
Discontinued operations                 -           -         77.1             -       77.1
-----------------------------        ------     -------     -------        ------     ------
                                  1,977.2       447.9        725.3             -    3,150.4
-----------------------------        ------     -------     -------        ------     ------

Continuing operations
Operating profit before             189.9        42.3         63.3         (24.0)     271.5
operating exceptional items
and goodwill amortisation
Operating exceptional items         (20.7)       (4.1)        (0.7)            -      (25.5)
-----------------------------        ------     -------     -------        ------     ------
Operating profit before             169.2        38.2         62.6         (24.0)     246.0
goodwill amortisation                ------     -------     -------        ------     ------
-----------------------------
Discontinued operations
Operating profit before                 -           -          0.3             -        0.3
operating exceptional items
and goodwill amortisation
Operating exceptional items             -           -        (10.4)            -      (10.4)
-----------------------------        ------     -------     -------        ------     ------
Operating profit before                 -           -        (10.1)            -      (10.1)
goodwill amortisation
 -----------------------------       ------     -------     -------        ------     ------

Total operating profit before       169.2        38.2         52.5         (24.0)     235.9
goodwill amortisation
Goodwill amortisation                (3.5)       (8.1)        (0.3)            -      (11.9)
 -----------------------------       ------     -------     -------        ------     ------

Operating profit                    165.7        30.1         52.2         (24.0)     224.0
 -----------------------------       ------     -------     -------        ------     ------

Operating profit margin, for
continuing operations, before
operating exceptional items
and goodwill amortisation
                                      9.6%        9.4%         9.8%            -        8.8%
 -----------------------------       ------     -------     -------        ------     ------




Unaudited additional information for the year ended 31 December 2002

                               Industrial &   Air Systems Engineered & Central Costs      Total
 -----------------------------   Automotive    Components  Construction  GBP million  GBP million
                                GBP million   GBP million     Products        ------     ------
                                     ------       -------  GBP million
                                                               -------
Turnover
Continuing operations               1,948.7        500.4        702.6             -    3,151.7
Discontinued operations                   -            -         93.7             -       93.7
-----------------------------        ------      -------      -------        ------     ------
                                    1,948.7        500.4        796.3             -    3,245.4
 -----------------------------       ------      -------      -------        ------     ------

Continuing operations
Operating profit before               181.6         50.9         67.0         (16.1)     283.4
operating exceptional items
and goodwill amortisation
Operating exceptional items           (36.3)        (8.2)        (1.6)            -      (46.1)
-----------------------------        ------      -------      -------        ------     ------
Operating profit before               145.3         42.7         65.4         (16.1)     237.3
goodwill amortisation                ------      -------      -------        ------     ------
-----------------------------
Discontinued operations
Operating profit before                   -            -          5.4             -        5.4
operating exceptional items
and goodwill amortisation
Operating exceptional items               -            -            -             -          -
-----------------------------        ------      -------      -------        ------     ------
Operating profit before                   -            -          5.4             -        5.4
goodwill amortisation
 -----------------------------       ------      -------      -------        ------     ------

Total operating profit before         145.3         42.7         70.8         (16.1)     242.7
goodwill amortisation
Goodwill amortisation                  (1.4)        (8.6)        (0.4)            -      (10.4)
 -----------------------------       ------      -------      -------        ------     ------

Operating profit                      143.9         34.1         70.4         (16.1)     232.3
 -----------------------------       ------      -------      -------        ------     ------

Operating profit margin, for
continuing operations, before
operating exceptional items
and goodwill amortisation
                                        9.3%        10.2%         9.5%            -      9.0 %
 -----------------------------       ------      -------      -------        ------     ------



ADDITIONAL INFORMATION (CONTINUED)

Unaudited information for the three months ended 3 January 2004

                               Industrial &   Air Systems Engineered & Central Costs      Total
 -----------------------------   Automotive    Components Construction   GBP million  GBP million
                                GBP million   GBP million     Products        ------     ------
                                     ------       -------  GBP million
                                                               -------
Turnover
Continuing operations                 473.9       101.3        141.5             -     716.7
Discontinued operations                   -           -         14.4             -      14.4
-----------------------------          ------     -------      -------        ------    ------
                                      473.9       101.3        155.9             -     731.1
 -----------------------------         ------     -------      -------        ------    ------

Continuing operations
Operating profit before                45.6        10.6         10.9          (6.1)     61.0
operating exceptional items
and goodwill amortisation
Operating exceptional items            (6.6)       (1.2)         0.2             -      (7.6)
-----------------------------          ------     -------      -------        ------    ------
Operating profit before                39.0         9.4         11.1          (6.1)     53.4
goodwill amortisation                  ------     -------      -------        ------    ------
-----------------------------
Discontinued operations
Operating profit before                   -           -          0.4             -       0.4
operating exceptional items
and goodwill amortisation
Operating exceptional items               -           -         (0.8)            -      (0.8)
-----------------------------          ------     -------      -------        ------    ------
Operating profit before                   -           -         (0.4)            -      (0.4)
goodwill amortisation
 -----------------------------         ------     -------      -------        ------    ------

Total operating profit before          39.0         9.4         10.7          (6.1)     53.0
goodwill amortisation
Goodwill amortisation                  (1.3)       (2.0)           -             -      (3.3)
 -----------------------------         ------     -------      -------        ------    ------

Operating profit                       37.7         7.4         10.7          (6.1)     49.7
 -----------------------------         ------     -------      -------        ------    ------

Operating profit margin, for
continuing operations, before
operating exceptional items
and goodwill amortisation
                                        9.6%       10.5%         7.7%            -       8.5%
 -----------------------------         ------     -------      -------        ------    ------


Unaudited pro forma information for the three months ended 31 December 2002

                               Industrial &   Air Systems Engineered & Central Costs      Total
 -----------------------------   Automotive    Components Construction   GBP million  GBP million
                                GBP million   GBP million     Products        ------     ------
                                     ------       -------  GBP million
                                                               -------
Turnover
Continuing operations                 467.2       112.7        148.8             -     728.7
Discontinued operations                   -           -         23.9             -      23.9
-----------------------------          ------     -------      -------        ------    ------
                                      467.2       112.7        172.7             -     752.6
 -----------------------------         ------     -------      -------        ------    ------

Continuing operations
Operating profit before                41.1         9.9         11.1          (4.2)     57.9
operating exceptional items
and goodwill amortisation
Operating exceptional items           (15.6)       (2.5)         0.3             -     (17.8)
-----------------------------          ------     -------      -------        ------    ------
Operating profit before                25.5         7.4         11.4          (4.2)     40.1
goodwill amortisation                  ------     -------      -------        ------    ------
-----------------------------
Discontinued operations
Operating profit before                   -           -          1.8             -       1.8
operating exceptional items
and goodwill amortisation
Operating exceptional items               -           -            -             -         -
-----------------------------          ------     -------      -------        ------    ------
Operating profit before                   -           -          1.8             -       1.8
goodwill amortisation
 -----------------------------         ------     -------      -------        ------    ------

Total operating profit before          25.5         7.4         13.2          (4.2)     41.9
goodwill amortisation
Goodwill amortisation                  (0.3)       (2.2)        (0.1)            -      (2.6)
 -----------------------------         ------     -------      -------        ------    ------

Operating profit                       25.2         5.2         13.1          (4.2)     39.3
 -----------------------------         ------     -------      -------        ------    ------

Operating profit margin, for
continuing operations, before
operating exceptional items
and goodwill amortisation
                                        8.8%        8.8%         7.5%            -       7.9%
 -----------------------------         ------     -------      -------        ------    ------





7. SUPPLEMENTAL FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 3 JANUARY 2004
PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (UNAUDITED)
 ---------------------------------  -------      -------     -------     -------
                                    Notes    3 January   31 December 31 December
                                                  2004          2002        2002
                                             12 months     12 months    8 months
                                             $ million     $ million   $ million
 ---------------------------------  -------      -------     -------     -------

Net sales                               a      4,795.3      4,451.9     2,962.6
Cost of sales                                 (3,410.7)    (3,152.8)   (2,088.0)
 ---------------------------------  -------      -------     -------     -------

Gross profit                                   1,384.6      1,299.1       874.6
Selling, general and                          (1,024.1)      (902.8)     (619.4)
administrative expenses
Restructuring costs                              (20.9)       (66.7)      (46.6)
 ---------------------------------  -------      -------     -------     -------

Operating income from continuing        a        339.6        329.6       208.6
operations
Interest income                                   15.2         52.4        26.7
Interest expense                                 (30.2)       (46.3)      (25.3)
Other income, net                                 54.8          1.2        16.1
 ---------------------------------  -------      -------     -------     -------

Income from continuing operations                379.4        336.9
before taxes, minority interest,
equity in net income of associates
and cumulative effect of change in
accounting principle
                                                                          226.1
Income taxes                                      75.8        (59.6)      (38.7)
 ---------------------------------  -------      -------     -------     -------

Income from continuing operations                455.2        277.3
before minority interest, equity
in net income of associates and
cumulative effect of change in
accounting principle
                                                                          187.4
Minority interest in net income                  (12.4)       (10.3)       (8.1)
Equity in net income/(loss) of                     0.7         (0.9)        0.6
associates
 ---------------------------------  -------      -------     -------     -------

Income from continuing operations                443.5        266.1       179.9
before cumulative effect of change
in accounting principle
Loss from discontinued operations,               (73.3)       (16.4)      (13.0)
net of tax of $0.5m, ($1.2m),
($1.2m)
Gain/(loss) on disposal of                        60.6         (5.2)       (0.8)
discontinued operations, net of
tax of $0.8m, ($13.2m), ($13.2m)
 ---------------------------------  -------      -------     -------     -------

Income before cumulative effect of               430.8        244.5       166.1
change in accounting principle
Cumulative effect of change in                       -        (47.3)      (47.3)
accounting principle, net of tax
of $nil, ($nil), ($nil)
 ---------------------------------  -------      -------     -------     -------

Net income                                       430.8        197.2       118.8
Gain on redemption of redeemable                  17.4            -           -
convertible cumulative preference
shares
Preference dividends                             (47.1)       (51.6)      (37.5)
---------------------------------   -------      -------     -------     -------
Net income attributable to common                401.1        145.6        81.3
shareholders
 ---------------------------------  -------      -------     -------     -------

Net income per common share
Basic
Income from continuing operations
before cumulative effect of change
in accounting principle
                                                53.67c       27.84c      18.47c
Loss from discontinued                         (9.51c)      (2.13c)     (1.69c)
operations
Gain/(loss) on disposal of                       7.86c      (0.67c)     (0.10c)
discontinued operations
 ---------------------------------  -------      -------     -------     -------

Income before cumulative effect of              52.02c       25.04c      16.68c
change in accounting principle
Cumulative effect of change in                       -      (6.14c)     (6.14c)
accounting principle
 ---------------------------------  -------      -------     -------     -------

Net income                              b       52.02c       18.90c      10.54c
 ---------------------------------  -------      -------     -------     -------

Diluted
Income from continuing operations
before cumulative effect of change
in accounting principle
                                                46.49c       26.71c      18.05c
Loss from discontinued                         (7.68c)      (1.65c)     (1.30c)
operations
Gain/(loss) on disposal of                       6.35c      (0.52c)     (0.08c)
discontinued operations
 ---------------------------------  -------      -------     -------     -------

Income before cumulative effect of              45.16c       24.54c      16.67c
change in accounting principle
Cumulative effect of change in                       -      (4.75c)     (4.75c)
accounting principle
 ---------------------------------  -------      -------     -------     -------

Net income                              b       45.16c       19.79c      11.92c
 ---------------------------------  -------      -------     -------     -------


 ---------------------------------  -------      -------     -------     -------




CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THREE MONTHS ENDED 3 JANUARY
2004 PREPARED UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
STATES OF AMERICA (UNAUDITED)

 ---------------------------------  -------     -------     -------     ------
                                                  Notes  3 January 31 December
                                                              2004        2002
                                                          3 months    3 months
                                                         $ million   $ million
 ---------------------------------  -------     -------     -------     -------
Net sales                                             a    1,172.1     1,081.6
Cost of sales                                               (842.9)     (762.1)
          ------------------------------------  --------   --------     -------

Gross profit                                                 329.2       319.5
Selling, general and administrative expenses                (253.1)     (254.3)
Restructuring costs                                           (4.6)      (24.8)
          ------------------------------------  --------   --------     -------

Operating income from continuing operations           a       71.5        40.4
Interest income                                                0.9         9.9
Interest expense                                             (10.5)       (8.7)
Other income, net                                             32.7         6.5
          ------------------------------------  --------   --------     -------

Income from continuing operations before taxes
and minority interest and equity in net income
of associates
                                                              94.6        48.1
Income taxes                                                 141.0        (3.4)
          ------------------------------------  --------   --------     -------

Income from continuing operations before
minority interest and equity in net income of
associates
                                                             235.6        44.7
Minority interest in net income                               (2.7)       (3.2)
Equity in net income of associates                            (0.3)        0.3
          ------------------------------------  --------   --------     -------

Income from continuing operations                            232.6        41.8
Loss from discontinued operations, net of tax                (75.7)      (15.5)
of $1.9m ($0.1m)
Gain/(loss) on disposal of discontinued                        7.1        (7.4)
operations, net of tax of $6.3 million ($3.3m)

          ------------------------------------  --------   --------     -------

Net income                                                   164.0        18.9
Preference dividends                                          (7.5)       (9.3)
------------------------------------            --------   --------     -------
Net income attributable to common                            156.5         9.6
shareholders
          ------------------------------------  --------   --------     -------

Net income per common share
Basic
Income from continuing operations                           29.21c       4.22c
Income from discontinued operations                        (9.82c)     (2.01c)
Gain/(loss) on disposal of discontinued                      0.92c     (0.96c)
operations
          ------------------------------------  --------   --------     -------

Net income                                                  20.31c       1.25c
          ------------------------------------  --------   --------     -------

Diluted
Income from continuing operations                           26.52c       4.22c
Income from discontinued operations                        (8.63c)     (2.01c)
Gain/(loss) on disposal of discontinued                      0.81c     (0.96c)
operations
          ------------------------------------  --------   --------     -------

Net income                                                  18.70c       1.25c
          ------------------------------------  --------   --------     -------





CONDENSED CONSOLIDATED BALANCE SHEET PREPARED UNDER ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES OF  AMERICA (UNAUDITED)

                                                         3 January 31 December
                                                              2004        2002
                                                         $ million   $ million
               --------------------------------------      ---------   ---------
ASSETS

Current assets
Cash and cash equivalents                                    321.1       552.2
Accounts receivable (net)                                    660.4       660.4
Inventories (net)                                            633.2       622.2
Deferred income taxes                                         77.2        53.1
Prepayments and other assets                                 167.9       175.3
Assets held for sale                                         187.4        22.9
               --------------------------------------      ---------   ---------

Total current assets                                       2,047.2     2,086.1
Long term assets
Property, plant and equipment                              1,377.7     1,270.2
Goodwill                                                   1,706.7     1,661.3
Intangible assets                                             44.2         9.7
Deferred income taxes                                         75.0       125.6
Other long term assets                                        41.3        47.9
               --------------------------------------      ---------   ---------

Total assets                                               5,292.1     5,200.8
               --------------------------------------      ---------   ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank loans                                                    54.1        27.9
Accounts payable                                             332.1       321.2
Other current liabilities                                    407.6       409.9
Taxes payable                                                290.7       384.4
Liabilities related to assets held for sale                   73.9         1.1
               --------------------------------------      ---------   ---------

Total current liabilities                                  1,158.4     1,144.5
Long term liabilities
Bank loans, long term                                        740.9       270.6
Pension obligations                                          291.1       337.8
Post retirement obligations other than pensions              292.0       295.9
Other long term liabilities                                   49.0        56.3
               --------------------------------------      ---------   ---------

Total liabilities                                          2,531.4     2,105.1
               --------------------------------------      ---------   ---------

Redeemable convertible cumulative preference shares,
par value $50; authorised shares - 25,200,000; issued
and outstanding shares - nil (31 December 2002:
12,438,282)
                                                                 -       621.9
Minority interest                                             59.6        61.2
Shareholders' equity
                                                           ---------   ---------
Common stock, par value 5p; authorised shares -
1,585,164,220; issued and outstanding shares -
773,262,360 (31 December 2002: 772,973,339)
                                                              69.3        62.3
Convertible cumulative preferred stock, par value
$50; authorised shares - 13,920,000; issued and
outstanding shares - 10,506,721 (31 December 2002:
10,507,478)
                                                             603.6       542.9
Treasury stock                                               (11.5)       (6.6)
Additional paid-in capital                                   194.4       161.5
Retained earnings                                          1,543.2     1,930.8
Restricted reserves                                          826.8       107.2
Accumulated other comprehensive loss                        (524.7)     (385.5)
                                                           ---------   ---------

               --------------------------------------      ---------   ---------

Total shareholders' equity                                 2,701.1     2,412.6
               --------------------------------------      ---------   ---------

Total liabilities and shareholders' equity                 5,292.1     5,200.8
               --------------------------------------      ---------   ---------




NOTES TO THE TWELVE MONTHS ENDED 3 JANUARY 2004 FINANCIAL STATEMENTS PREPARED
UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA
(UNAUDITED)


a) Analysis by business segment

(i) Year ended 3 January 2004                3 January 31 December 31 December
---------------------------------                 2004        2002        2002
                                             12 months   12 months    8 months
                                             $ million   $ million   $ million
                                             ---------   ---------   ---------
Net sales
Industrial & Automotive                        3,172.7     2,810.7     1,877.6
Air Systems Components                           730.3       749.8       499.5
Engineered & Construction Products               892.3       891.4       585.5
            ---------------------------------  ---------   ---------   ---------

                                               4,795.3     4,451.9     2,962.6
            ---------------------------------  ---------   ---------   ---------

Operating income from continuing operations
before goodwill amortisation and impairment
Industrial & Automotive                          235.6       223.7       126.6
Air Systems Components                            61.1        65.6        39.3
Engineered & Construction Products               100.9       114.6        89.4
Central Costs                                    (45.5)      (26.5)      (16.6)
            ---------------------------------  ---------   ---------   ---------

                                                 352.1       377.4       238.7
Goodwill amortisation                                -       (17.7)          -
Goodwill impairment                              (12.5)      (30.1)      (30.1)
            ---------------------------------  ---------   ---------   ---------

                                                 339.6       329.6       208.6
            ---------------------------------  ---------   ---------   ---------


(ii) Three months ended 3 January 2004                   3 January 31 December
---------------------------------                             2004        2002
                                                          3 months    3 months
                                                         $ million   $ million
                                                           ---------   ---------
Net sales
Industrial & Automotive                                      801.7       699.6
Air Systems Components                                       171.8       175.9
Engineered & Construction Products                           198.6       206.1
                        ---------------------------------  ---------   ---------

                                                           1,172.1     1,081.6
                        ---------------------------------  ---------   ---------

Operating income from continuing operations before
goodwill impairment
Industrial & Automotive                                       62.7        38.3
Air Systems Components                                        14.0        12.3
Engineered & Construction Products                            16.1        23.5
Central Costs                                                 (8.8)       (3.6)
                        ---------------------------------  ---------   ---------

                                                              84.0        70.5
Goodwill impairment                                          (12.5)      (30.1)
                        ---------------------------------  ---------   ---------

                                                              71.5        40.4
                        ---------------------------------  ---------   ---------



b) Net income per common share

Basic net income per common share is calculated on an income of $401.1 million (December 2002 (12 months) $145.6 million and December 2002 (8 months) $81.3 million), representing the net income for the period after adjusting for the preference dividend of $47.1million (December 2002 (12 months) $51.6 million and December 2002 (8 months) $37.5 million), and on 771,037,499 ordinary shares being the weighted average in issue during the period (December 2002 (12 months) 770,569,165 and December 2002 (8 months) 770,927,221).

Diluted net income per common share is calculated on an adjusted weighted average number of ordinary shares of 953,988,852 (December 2002 (12 months) 772,043,041 and December 2002 (8 months) 996,606,935) after allowing for the exercise of 2,034,111 share options (December 2002 (12 months) 1,473,876 and December 2002 (8 months) 1,498,374) and is calculated on an income of $448.2 million (December 2002 (12 months) $197.2 million and December 2002 (8 months) $118.8 million). The weighted average number of shares also allows for the conversion of preference shares equating to 180,917,242 ordinary shares (December 2002 (8 months) 224,181,340) and income was adjusted for the preference dividend of $47.1 million (December 2002 (12 months) $51.6 million and December 2002 (8 months) $37.5 million).


8. RECONCILIATION OF FINANCIAL INFORMATION IN STERLING UNDER UK GAAP TO
FINANCIAL INFORMATION IN US DOLLARS UNDER US GAAP (UNAUDITED)


     Profit attributable to shareholders     3 January 31 December 31 December
         ---------------------------------        2004        2002        2002
                                             12 months   12 months    8 months
                                           GBP million GBP million GBP million
                                               -------     -------     -------
Net income before preference dividend under      171.8       184.0       117.8
UK GAAP
US GAAP adjustments:
Goodwill amortisation                             11.9        (1.8)        6.8
Goodwill impairment                              (30.0)      (30.9)      (30.9)
Reversal of UK provision for impairment           51.5           -           -
Adjustments to fair value of net assets           (0.2)          -           -
acquired
Intangibles amortisation                          (1.6)       (0.3)       (0.1)
Gain/(loss) on disposal of operations             22.6         1.0        (2.5)
Pension costs                                      3.4        10.4         6.8
Share options                                     (4.0)        2.2         3.7
Capitalised interest                               2.2         3.4         2.2
Deferred income tax                               (2.1)       (3.8)       (4.5)
Derivatives                                       29.5         0.8        10.5
Reversal of provision for costs on exit of        13.0           -           -
business                                         -------     -------     -------
---------------------------------
Net income under US GAAP before change in        268.0       165.0       109.8
accounting principle
Cumulative effect of changes in accounting           -       (32.7)      (32.7)
principle (net of tax)
           ---------------------------------     -------     -------     -------

Net income under US GAAP                         268.0       132.3        77.1
           ---------------------------------     -------     -------     -------

                                             $ million   $ million   $ million
           ---------------------------------     -------     -------     -------
Net income under US GAAP expressed in US         437.0       198.2       118.2
dollars at an average exchange rate of GBP1 =
$1.6306 (December 2002 12 months GBP1 -
$1.4984 and December 2002 8 months GBP1 =
$1.5335)
Differences arising from use of average           (6.2)       (1.0)        0.6
exchange rate versus actual exchange rate        -------     -------     -------
---------------------------------
                                                 430.8       197.2       118.8
                                                 -------     -------     -------



                    ---------------------------------     -------      -------
Shareholders' equity                                    3 January  31 December
                                                             2004         2002
                                                        GBP million   (restated)
                    ---------------------------------     -------    GBP million
                                                                       -------
Shareholders' equity under UK GAAP                          744.0      1,039.3
US GAAP adjustments:
Pension liabilities                                        (127.0)      (173.9)
Dividends                                                    57.2         61.9
Share options                                                 0.7          0.7
Deferred income tax                                          54.6         69.6
Redeemable convertible cumulative preference shares             -       (386.3)
Capitalised interest (net)                                   13.5         12.8
Derivatives                                                  (0.5)         5.0
Goodwill (net)                                              728.9        863.5
Intangibles (net)                                            24.5          6.0
Reversal of provision for costs on exit of business          13.0            -
                     ---------------------------------    -------      -------

Shareholders' equity under US GAAP                        1,508.9      1,498.6
                     ---------------------------------    -------      -------

                                                        $ million    $ million
Shareholders' equity under US GAAP expressed in US        2,701.1      2,412.6
dollars at a closing exchange rate of GBP1 = $1.7901        -------      -------
(December 2002 GBP1 - $1.6099)
---------------------------------

Certain reclassifications have been made to the prior period amounts to conform with the current period's presentation






                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  26 February 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary